SEP 8 - 2004

04041920

SECURITIES AND EXCHANGE COMMISSION

24-10086

AMENDMENT NO. 2
TO
FORM 1-A /A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

RECEIVED

SEP - 3 2004

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

ASSOCIATED GROCERS OF MAINE, INC.
(Exact name of issuer as specified in its charter)

MAINE
(State or other jurisdiction of incorporation or organization)

P.O. BOX 1000, GARDINER, MAINE 04345
(207) 582-6500
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

MICHAEL E. WESTORT
ASSOCIATED GROCERS OF MAINE, INC.
P.O. BOX 1000
GARDINER, MAINE 04345
(207) 582-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

PROCESSED
SEP 07 2004
THOMSON
FINANCIAL

50	01-0223033
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

Thomas Barber, Director
Bus: 306 Route 3
So. China, ME 04358
Res: Route #3
Palermo, ME 04354

John Beaupre, Director
Bus: RR 1, Box 2140
Carrabassett Valley, ME 04947
Res: RR 1, Box 2176D
Carrabassett Valley, ME 04947

Wayne Crandall, Director
Bus: 10 School Street
Rockland, ME 04841
Res: Box 531, Mountain Rd.
Rockland, ME 04841

Paul Trusiani, Director
Bus: 585 Congress Street
Portland, ME 04101
Res: 25 Longwood Terrace
Portland, ME 04102

Vernon Seile, Director
Bus: RFD #1, Box 3115
Stonington, ME 04681
Res: Same as above

Michael E. Westort, President and
Chief Executive Officer
Bus: 1000 Brunswick Avenue
Gardiner, ME 04345-1000
Res: 65 Caron Street
Portland, ME 04103

Barry A. McCormick, Director
Bus: 8 School Street
Unity, Maine 04988
Res: 115 Fisher Road
Unity, Maine 04988

David N. Sleeper, Director
Bus: 99 Lyndon Street
Caribou, ME 04736
Res: 4 Townview Road
Caribou, ME 04736

Frederick Crowe, Director
Bus: P.O. Box 727
Princeton, ME 04668
Res: Big Lake Road
Princeton, ME 04668

Charles O'Brien, Director
Bus: 554 Main Street
Jackman, ME 04945
Res: 35 Mill Road
Jackman, ME 04945

Craig Burgess, Director
Bus: 101 Centre Street
Bath, Maine 04530
Res: 87 Whiskeag Road
Bath, Maine 04530

Counsel to the issuer: David J. Champoux, Pierce Atwood, One Monument Square, Portland, Maine 04101

ITEM 2. Application of Rule 262

None of the persons named in Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The securities are to be offered by the issuer itself, and not through underwriters, dealers or salesmen, in the states of Maine, Massachusetts, New Hampshire and Vermont. The securities will be offered to the issuer's existing members, as well as to any new members of the issuer joining after the date hereof.

The securities will be offered by the Company's President, Michael E. Westort, and its Chief Financial Officer, Ronald Cloutier.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The Company has issued the following unregistered securities since March 28, 2003:

Purchaser	"Excess" Capital Deposits	Class A Shares (Offering price $2,527 per share)	Class B Shares (Offering price $2,500 per share)
BEARSON ENT. LLC	-	1	
COLLINS BUSINESS HOLDINGS LLC	-	1	
FARM TO MARKET dba MAINE HARVEST	-	1	
FRISBEE'S SUPERMARKET INC.	-	1	
GOODHUE ENTERPRISES INC.	-	1	
JOHN & PENNI FLOSTER	-	1	
JOSEPH LEMA & SON	-	1	
MOOSEHEAD COUNTRY STORE	-	1	
ASGHAR M. KHAN	-		1
BRANDON POMELOW	-		1
DAVID & LIA SKELTON	-		1
DAVID W. GUTTER	-		1
GABBIANELLI ENTERPRISES	-		1
HOWLAND FAMILY GROCERY	-		1
KEZAR FALLS MARKET INC.	-		1
LONG ISLAND STORE	-		1
LOUISE BARNES	-		1
MARYANN'S MARKET	-		1
NOBLEBORO VILLAGE STORE INC.	-		1
OLD TOWNE MARKET INC.	-		1
PARRIS & CATHERINE VARNEY	-		1
WAYNO'S MARKET & DELI	-		1
WILLIAMS DEVELOPMENT	-		2
RICHARD OR DIANE DUNHAM	6		
A.A. MARINO INC.	17		
WSC	53		
WSC	100		
TIMOTHY H HOLMES OR GABRIELLE B HOL	102		
MAINE MARKET CORP	106		
COASTAL RETAIL CORP.	107		
SLEEPER NELSON F.	113		

Purchaser	"Excess" Capital Deposits	Class A Shares (Offering price $2,527 per share)	Class B Shares (Offering price $2,500 per share)
WHEATON & McLAUGHLIN	116		
RH FOSTER ENERGY LLC	129		
SLEEPER JOSEPH M. JR	145		
ASHLAND FOOD MART INC.	149		
FALL'S RETAIL INC.	195		
RAKE INC.	266		
SWAN LAKE GROCERY INC	273		
RONA OUELLETTE	354		
KEVIN R. DUNHAM	386		
JESSIE AND NANCY MICHAUD	474		
BARTLETTS MARKET INC.	528		
GILBERT & RUTH PARENT	546		
CAMELLIA WILSON	585		
WELLS FOOD MART EXT. BUY	617		
MERVIN OR CHRISTENE KERR	648		
JAMES & JEANNINE SPILLER	651		
WALTER CZERWINSKI OR JANICE CZERWIN	652		
M. BOWEN & F. LUCAS	692		
EARL OR LORRAINE BAKER	707		
JAMES W. WEST	722		
GARY AND SHARON FOWLIE	726		
MALCOLM & BARBARA TRAFTON	766		
R.W. MATHEWS & SONS INC.	799		
MEREDITH RANDLETT - SAVINGS	807		
ROBERT BARRETT	843		
WILLIAM MACDONALD	1,016		
SOUTH STREET MARKET INC.	1,095		
FAIRFIELD BUDDIES INC.	1,103		
RON'S MARKET INC.	1,130		
PENELOPE BECKLER	1,154		
GLIDDENS BETHEL FOODS INC.	1,189		
GLEASON & CLAIRE GRAY	1,212		
LYMBURNER FRANCIS	1,251		
CHAD & KARIN MCLEAN	1,373		
EUGENE AND GINA MCKENNEY	1,390		
FRANCIS J MORIN LIVING TRUST	1,404		
GATES DIVERSIFIED INC.	1,420		
TOMBEAU INC.	1,460		
ARTHUR AND ODELCIA SILVIA	1,481		
MAURICE & VIRGINIA BERGERON	1,499		
TRIANGLE A.G. STORE INC.	1,533		
SHIRLEY VARNEY	1,557		
JAMES AND PAT HENRY JR.	1,594		
NOBLEBORO VILLAGE STORE INC.	1,627		
ROBERT J. & LESLIE GRENIER	1,653		
MEC ENTERPRISES INC.	1,770		
MIKE'S COUNTRY STORE INC.	1,796		
ROBERT AND LESLIE GRENIER	2,195		
ROBERT J. AND LYNN A. PULKKA	2,197		
THOMAS JAY ALLARD	2,217		
THE ISLAND MARKET CORPORATION	2,255		
TOMBEAU INC.	2,258		
PORT CLYDE MARKETING COMPANY	2,331		
KEN AND CAROL BALLARD	2,347		
ASHLAND FOOD MART INC	2,368		
READFIELD FAMILY MARKET INC.	2,385		
DAVE & DONNA SALISBURY	2,448		
SUSAN M. MORGAN	2,486		
GARY EUGENE RIDEOUT	2,538		
JEAN L. AND STEVEN H. BAKER	2,635		
PERRY'S FARMERS UNION INC.	2,678		
VANESSA BRUCE	2,719		
JOSEPH P. IRISH	2,827		
VICTORIA M. & JAMES J. STASZEWSKI	2,829		
V & R VARIETY INC.	2,835		1
MAXINE STEWART	3,066		
NORTHWOOD COUNTRY MARKET INC.	3,097		
JAMES J AND ROLANDE CHASSE	3,211		
STEPHEN OR MARTHA FENNO	3,375		
PHILIP S. BUCK	3,739		
ROBERT L. LIBBY	3,748		

Purchaser	"Excess" Capital Deposits	Class A Shares (Offering price $2,527 per share)	Class B Shares (Offering price $2,500 per share)
GOWELL ENTERPRISES INC.	3,805		
RUSSELL & CONNIE SOUCY	3,935		
BRUCE & KAREN MATHEWS	3,996		
DENNIS B. & PATRICIA M. ROBERTSON	4,284		
GERARD BOURGET	4,639		
RONALD ROBINSON SR.	4,711		
FOUR SEASONS TRADING POST INC.	4,724		
J & MA CORP.	4,790		
P. DUNBAR & EST. OF A. DUNBAR	4,799		
OYSTER RIVER MANAGEMENT	4,821		
DAY'S STORE INC.	4,905		
NASON'S GENERAL STORE INC.	4,913		
DONALD AND MARY WORCESTER	4,989		
TILTON'S MARKET INC.	5,087		
THE GREEN LINE SUPERETTES INC.	5,299		
PAUL'S FOOD CENTERS INC.	5,466		
MSF INC.	5,846		
RONALD &/OR SHARON BENJAMIN	6,443		
HERB & SHARON FITHIAN	6,454		
OULLETTE & SON INC.	6,932		
Joseph Sleeper II	7,000		
Mark Sleeper	7,000		
David Sleeper	7,146		
DICK'S MARKET INC.	7,531		
ROGER'S MARKET INC.	7,562		
HAROLD L. KEAY & SON	7,635		
GOSSELIN'S SUPERETTE INC.	7,644		
HOLMES MARKET INC.	7,885		
BATES INVESTMENTS INC.	7,975		
BELFAST VARIETY INC.	8,093		
B J'S MARKET	8,134		
GOTT STORE INC.	8,269		
YOUR COUNTRY STORE INC.	8,287		
B & R ENTERPRISES	8,571		
B & R ENTERPRISES	8,652		
ALAN AMES AND ROBERT CROSBY	8,667		
GALUSHA'S INC.	8,809		
R & D THRIFTWAY	9,483		
NUF INC.	9,600		
JOSEPH SLEEPER INC.	9,874		
JOHN R. JOSEPH & SONS INC.	9,887		
BARRY & VERA MCCORMICK	10,092		
JOHN T. DAYHOOF III	10,157		
THOMAS R. & RITA B. BARBER	10,171		
REGIS AND ANITA ROY	10,326		
JERRY'S FOOD STORE INC.	11,044		
PIERCE'S COUNTRY STORE INC.	11,069		
CANAAN SUPERETTE	11,144		
THOMAS R. BARBER	11,282		
JAMES AND MARGARET WALLACE	11,368		
GES INC	11,507		
VERNON C. SEILE	11,584		
UNITED SUPERMARKET INC	12,274		
NORTH WHITEFIELD SUPERETTE INC.	12,312		
D.L. FOTTER & SONS INC.	12,669		
VILLAGE FOOD MARKET INC.	12,853		
BELFAST VARIETY INC.	13,188		
JAMES W. WEST	14,329		
WHEATON & MCLAUGHLIN INC.	15,438		
CHRISTY'S COUNTRY STORE INC.	15,596		
HUSSEYS GENERAL STORE INC.	16,108		
ROBERT N. BANNISTER	17,562		
DONALD OR HELEN GOSSOM	22,287		
DOWNEAST RETAIL CORP.	22,822		
VERNON C. SEILE	23,454		
WISCASSET YELLOWFRONT GROC. INC.	28,417		
C.E. REILLY AND SONS	46,775		
COUNTY YANKEE	72,225		
RONALD & MARIAN BAGLEY	95,496		
COASTAL RETAIL CORP.	212,144		
TOTAL	$1,169,107	8 shares	17 shares

Purchaser	"Excess" Capital Deposits	Class A Shares (Offering price $2,527 per share)	Class B Shares (Offering price $2,500 per share)
Value of Securities	$1,169,107	$20,216	$42,500
TOTAL Value of All Securities	$1,231,823		

(b) Not applicable

(c) The Company issued the above shares in reliance on an exemption from registration pursuant to 17 C.F.R. §§230.251 *et seq.* (Regulation A). The Company is offering rescission to all persons who hold securities sold by the Company between March 28, 2003 and September 16, 2003.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None.

ITEM 9. Use of a Solicitation of Interest Document

None.

OFFERING CIRCULAR

ASSOCIATED GROCERS OF MAINE, INC.

(Exact name of Company as set forth in Articles of Incorporation)

Type of securities offered:	Variable Rate Subordinated Debt Securities (Excess), paying interest at a rate equal to the average of six (6) month Treasury Securities as reported in the *Wall Street Journal*, plus 3.5%
Maximum number of securities offered:	$5,000,000 in the aggregate (including an offer of rescission to holders of securities with an aggregate value of $1,231,823)
Minimum number of securities offered:	None
Price per security:	None. The securities are deposit instruments with no face or set value. They are sold in whatever dollar amount is requested by the purchaser and are evidenced by book entries maintained by the Company.

Total proceeds: If maximum sold: $3,768,177 If minimum sold: $0

(For use of proceeds and offering expenses, see Question Nos. 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? _____%.
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [X] Yes [ ] No (See Question No. 25)

Is transfer of the securities restricted? [X] Yes [ ] No (See Question No. 25)

This offering shall end no later than June 30, 2006; provided, however, that the rescission offer forming a part of this offering will be conducted only during a 30 day period beginning on the date that this Offering Circular is qualified.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

NOTICE TO NEW HAMPSHIRE RESIDENTS:

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE INVESTOR, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[ ] Is currently conducting operations.
[X] Has shown a profit in the last fiscal year.
[ ] Other (Specify):______________________________
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Maine	2-1254	September 10, 2003
New Hampshire	(does not assign file numbers)	September 23, 2003
Vermont	51298-23	August 18, 2003
Massachusetts	03037573	September 15, 2003

TABLE OF CONTENTS

Page

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 71 pages.

THE COMPANY

1. Exact corporate name: Associated Grocers of Maine, Inc.

State and date of incorporation: Maine, March 10, 1953

Street address of principal office: 1000 Brunswick Avenue, Gardiner, Maine 04345

Company Telephone Number: (207) 582-6500

Fiscal year: Ends on the last Friday of March

Person(s) to contact at Company with respect to offering: Michael E. Westort, President, Chief Executive Officer

Telephone Number (if different from above): (__)____________

RISK FACTORS

2. *List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).*

(1) Nontransferable Securities. The securities offered hereby (the "Securities") are not certificated and are not transferable from one holder to another. See "Description of Securities".

(2) Subordination. The Securities will generally be subordinated in right of payment to other indebtedness of the Company, including without limitation bank loans, whether now existing or arising in the future. As of March 26, 2004, the Company had outstanding approximately $5.1 million of obligations which ranked senior to the Securities. Under the current financing, for so long as the Company is not in compliance with the terms of any senior indebtedness, the Company generally will not be entitled to make interest or principal payments to the holders of the Securities. In the event of the bankruptcy or insolvency of the Company, holders of senior indebtedness would generally be entitled to full payment before any payments may be made to holders of the Securities, and holders of the Securities may therefore receive only partial payment or no payment of amounts due on such Securities. If the Company's bank refuses to allow the Company to make payments on the Securities, or if the Company becomes bankrupt or insolvent, the Securities, despite their terms, would not be payable on demand and would not be applied for the purchase of additional goods from the Company. Management is considering seeking an additional $5,000,000 in bank debt to finance expansion of the Company's warehouse in Gardiner, Maine. There can be no assurances that the terms and covenants of any new credit agreement will be as favorable as current financing, and such an increase in senior indebtedness (from approximately $5.1 million to approximately $10.1 million)

will increase the risk that the Company will not be permitted to pay interest or principal on the Securities.

(3) Possible Integration of Offering. The Securities are being issued in reliance upon an exemption from the registration requirement imposed by § 5 of the Securities Act of 1933 (the "'33 Act") pursuant to 17 C.F.R. §§ 230.251 *et seq.* ("Regulation A"). Regulation A requires that the sum of all consideration to be received for the securities offered thereunder not exceed $5 million in the aggregate, minus any previous sales in any offering that is integrated with the current offering. Offerings which occur within six months of the start of a particular offering under Regulation A are more likely to be integrated with that Regulation A offering. If the offering of the Securities were to be integrated with a previous offering made in reliance on Regulation A by the Company, this could lead to the Regulation A exemption being unavailable and purchasers of the Securities pursuant to this offering having a right to rescind such purchase upon demand. On September 16, 2003, the Company made its last sale under a previous offering in reliance on Regulation A; as of the same date, all persons who were eligible to purchase such securities were informed by the Company that no further securities sales would be made. The Company assumed that the previous offering terminated on that date. Other than having the Form 1/A for such previous offering continue to be qualified and on file at the Securities and Exchange Commission ("SEC") until March 24, 2004, the Company has taken no actions which could be construed as an offer to sell, or a solicitation of an offer to buy, securities as defined under the '33 Act since September 16, 2003. However, an argument could be made that (i) the previous offering in reliance on Regulation A continued until March 24, 2004, and (ii) that the previous offering should be integrated with the current offering.

However, because the Securities are subject to repayment by the Company upon demand by the holder thereof, the Company does not believe that the risk of integration and its consequences pose any significant incremental risk to the Company.

(4) Variable Interest Rate. The Securities bear interest at a rate equal to the average rate of six (6) month Treasury Bill Securities as reported in the *Wall Street Journal* (in the "Money Rates" section) on April 1st and October 1st of each year, or the next business day following those dates, plus 3.50%. See "Description of Securities".

(5) Substantial Leverage; Ability to Service Indebtedness. The Company had total indebtedness of $16,837,277 as of March 26, 2004, and $17,114,841 as of March 28, 2003, and stockholders equity of $2,768,863 as of March 26, 2004 and $2,680,895 as of March 28, 2003. The Company is considering an expansion of its Gardiner, Maine warehouse facility in the Fall of 2004, which management anticipates will be funded by an additional bank credit of approximately $5,000,000. The Company may also incur additional indebtedness in the future, pursuant to the Securities being offered hereby or otherwise, subject in all cases to limitations imposed by its bank indebtedness. The Company's ability to make scheduled principal payments of, to pay interest on or to refinance its indebtedness (including the Securities), depend on its future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive and other factors beyond its control. The Company's historical financial results have been, and its future financial results are anticipated to be, subject to substantial fluctuations. There can be no assurance that sufficient funds will be

available to enable the Company to service its indebtedness, including that arising under the Securities, to make necessary capital expenditures, to have sufficient availability of working capital, or to comply with the terms of its current or future senior indebtedness. The degree to which the Company is or may become leveraged could have important consequences to the holders of the Securities, including, but not limited to, the following:

(i) The Company's ability to obtain additional financing in the future could be limited;

(ii) Substantially all of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates;

(iii) The Company may be more vulnerable to downturns in its business or in the general economy and may be restricted from exploiting business opportunities; and

(iv) The Company's existing bank indebtedness contains financial and restrictive covenants that limit the ability of the Company to, among other things, borrow additional funds, dispose of assets, or repay subordinated debt. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. See "Description of Securities" and "Management's Discussion and Analysis of Certain Relevant Factors".

(6) Competition. The wholesale grocery supply industry is highly competitive. Competition is based on price, quality and customer service. Although the Company believes it has a strong market presence in its chosen markets and in the geographical regions in which it operates, and that it provides goods at competitive prices together with more extensive "value added" services than most of its competitors, competitive pressures may increase as competitors attempt to gain more market share by lowering prices and/or enhancing levels of customer service. Competition in the markets served by the Company (and those it intends to enter) comes from companies of various sizes, some of which are larger and have substantially greater financial and other resources than the Company and may therefore be better situated to withstand adverse economic or market conditions than can the Company. In addition, the Company's customers face rigorous competition from larger, better financed grocery chains and convenience stores. Larger competitors can better withstand adverse economic or market conditions than can many of the Company's customers, and may have additional competitive advantages attributable to greater buying power and the ability to offer broader ranges of products. In addition, such competitors may be geographically more diversified than the Company's customers and can therefore better withstand adverse regional or local economic conditions. Negative effects on the Company's customers from competition in the retail grocery market would adversely affect the Company's financial condition and operating results, and such effects could be material. See "Business and Properties".

(7) Key Customers. The Company has several large customers, many of whom are subject to cyclicality in their businesses and have in the past varied, and may in the future vary, their levels of business with the Company significantly from period to period. The loss or business failure of one or more of such customers, or a weak or declining market in

which such customers reduce orders or become unable to pay amounts due to the Company, could have a material adverse effect on the Company.

(8) Dependence on Sources of Supply; Dependence on Central Warehousing Facility. The Company's operations depend upon obtaining on a timely basis adequate supplies of quality goods with which it supplies its own customers in turn, and upon the continuous use of its central warehousing facility in Gardiner, Maine. From time to time, suppliers may extend delivery times, limit supply to the Company or increase prices due to capacity constraints or other factors. Any interruption in the Company's ability to use the Gardiner facility, as could occur in connection with an expansion of that facility, as is currently under consideration, could adversely affect the Company's results of operations; the Company currently believes that this is unlikely to occur. Results of operations could also be adversely affected if the Company were unable to obtain adequate supplies of quality goods in a timely manner or if there were significant increases in the costs of its goods, although historically the Company has been able to pass along such costs to its customers and believes that it is unlikely that the Company would uniquely experience such cost increases.

(9) Regional Economic Conditions. The Company's business is generated entirely from customers located and doing business in the Northern New England states. The regional economy may experience significant economic downturns in which the Company may show stagnation or decline in revenues, as occurred in the late 1980s and early 1990s. Accordingly, the Company's financial condition, particularly in light of its leveraged condition, could be adversely affected by a worsening in the regional economy.

(10) Possible Environmental Liabilities and Compliance Costs. The Company learned in 1997 that soil and groundwater petroleum contamination occurred at property owned by its wholly-owned subsidiary, A. G. Development Corp., in Corinth, Maine, due to leakage of underground storage tanks prior to their removal in 1986. The property was sold to a third party unrelated to the Company in May 1999, but the Company and A. G. Development Corp. remain legally responsible for the costs of remediation of the site and for any fines or third party claims raised in connection therewith. The Company established its eligibility to receive indemnification from the state of Maine for costs associated with this clean-up and third party claims, up to a maximum of $1 million; of this indemnification, approximately $550,000 remains available. On April 12, 2004, the Company received a letter from the Maine Department of Environmental Protection stating that the site had been satisfactorily cleaned up, and that no further remediation would be required "at this time". Although the Company currently believes that no fines will be assessed and that it is eligible for indemnification sufficient to cover any additional costs for remediation and third party claims, there can be no assurance that fines will not be imposed on the Company, or that the Company will not be required to make unindemnified payments for additional environmental remediation or third party claims. See "Litigation" below for more information.

(11) Outcome of Rescission Offer. The Company is offering to all current holders of the Company's Class A shares, Class B shares and Variable Rate Subordinated Debt Securities (Excess) purchased in the period between March 28, 2003 and September 16, 2003 a rescission right, entitling them to elect, during the period ending thirty (30) days after the qualification of this Offering Statement, to rescind any such purchases. The

maximum liability of the Company to shareholders pursuant to this rescission offer is $1,213,823, plus interest. Management does not anticipate that any substantial rescissions will be effected, due to the Company's present financial condition and the fact that the securities covered by this offer are already subject to payment on demand by their terms. However, there can be no assurance that a substantial amount of these Securities will not be tendered for repurchase under the rescission offer. A high level of tender by securities holders could cause the Company to experience liquidity shortfalls, the consequences of which would be material and adverse to the Company and purchasers of the Securities.

Furthermore, although some states explicitly provide that a rescission offer to securities purchasers who may possess claims against the issuer will prevent such purchasers from filing a claim under state securities laws, the effect of a rescission offer on liability to a shareholder under the Securities Act of 1933 and other Federal law is uncertain. As such, there can be no assurance that the recipient of a rescission offer might not later be able to pursue action against the Company for violation of Federal securities laws.

(12) Seasonality. The wholesale grocery supply business is highly seasonal and, in Maine, is dependent in part on tourism. The Company realizes, on average, approximately 36% of its annual revenues during the period from Memorial Day through Labor Day. The Company typically experiences operating losses for the period from November through March. There can be no assurance that the Company will be able to finance its capital requirements from external or internal sources during this period. The substantial degree of seasonality of the Company's revenues increases the impact of adverse events on operating results, including events negatively impacting tourism in the State of Maine.

(13) Risks Associated with Growth. The Company presently intends to expand its activities in the States of New Hampshire, Massachusetts and Vermont. See "Business and Properties." Such growth could place a significant strain on the Company's management, employees and operations. Such growth is likely to increase the operating complexity of the Company and the level of responsibility for new and existing management. Unexpected difficulties during expansion, the failure to attract and retain qualified employees, or the Company's inability to respond effectively to recent growth, could have a material adverse effect on the Company. The Company needs to undertake physical expansions and capital improvements in order to effectuate its expansion plans, particularly with regard to the warehousing and distribution of perishable goods. The Company currently is considering whether to embark on a 43,000+ square foot perishable goods addition to its warehouse in Gardiner, Maine, in the Fall of 2004.

(14) Dependence on Key Personnel. The Company's success depends in part upon the continuity of the Company's management team, taken as a whole, and the continued contributions of key management, sales and marketing personnel, certain of whom would be difficult to replace. The loss of the services of certain of these executives could have an adverse effect on the Company. There can be no assurance that the services of such personnel will continue to be available.

(15) Use of Proceeds for Working Capital; Management Discretion. The proceeds of the offering are intended to be used for the Company's working capital needs. This broad category confers upon management of the Company substantial discretion with respect to the specific applications of such funds, as to which investors in the Securities will have very limited influence.

(16) Two Year Offering. The offering of Securities described in this Offering Circular will be made over a period ending no later than June 30, 2006. Although the Company intends to amend this Offering Circular to reflect material developments if, as and when they occur, the Company's business, financial condition and operating results will be subject to change during such period.

(17) Absence of Minimum Offering Amount. Because the offering is not subject to or conditioned upon any minimum level of proceeds, there can be no assurance as to the adequacy of the proceeds of the offering to address the needs identified in Question No. 9, "Use of Proceeds." In Fiscal 2004, the Company had negative cashflow from the sales of Excess in the amount of $810,368 due to the cessation of sales pending the effectiveness of this Offering Circular, unlike the positive funding of $417,325 from the sales of Excess in Fiscal 2003. Historically, the Company has relied on a net positive funding from sales of Excess, and without these funds, the Company would have to look to other sources, such as bank lending, for funds to repay its debt and support operations.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. *With respect to the business of the Company and its properties:*

(a) *Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.*

Associated Grocers of Maine, Inc. ("AG" or the "Company") is principally engaged in the business of purchasing, warehousing, selling and delivering to its member-stockholders and certain other customers all groceries and other products generally sold by retail grocers. AG has been in continuous operation since 1953. Its membership and customer base is comprised entirely of independent retail grocers—those not part of a supermarket chain (such as Shaw's or Hannaford's). Presently, the vast majority of AG's customers are located in the State of Maine. In recent years, AG has begun to establish relationships with customers located in New Hampshire, Vermont and Massachusetts, and management presently intends to expand the Company's activities in those states.

The Company purchases, warehouses, sells and delivers to its member-shareholders, on a cooperative basis, a wide array of products sold

by retail grocers, from national and regional brands (such as Proctor & Gamble, Nabisco, Hormel, Kraft, General Mills, Jordan and Oakhurst) as well as private label products sold under the Shurfine label, including meats, deli products, seafood, bakery items, produce, frozen foods, dairy products, canned goods and dry groceries. AG's regular product offerings are comprised of over 16,000 SKUs (stock keeping units, or individual products), and it also executes special orders on request. These products are delivered to and warehoused at AG's 220,000 square foot facility located in Gardiner, Maine, and from there are delivered by AG to its customers' store locations. The Company's pricing of its products generally reflects its cost of goods, plus its gross margin and a warehouse/delivery charge. Billing terms are generally net 7 days after delivery. Payments are ordinarily collected by AG's drivers upon the delivery of the customer's next order, although some multi-store accounts with centralized accounting mail in their payments following delivery.

AG also provides several value-added services to its member-shareholders / customers that complement its product offerings. AG personnel regularly visit customers' stores and provide analyses of customers' operations and offer suggestions for revenue enhancement and cost controls, including merchandising and promotional assistance. AG also offers assistance in design and expansion planning for customers. The Company administers for customers' benefit numerous marketing programs, including pass-through special pricings, deals and promotions, and manufacturers' advertising rebate programs. AG also offers its customers assistance in preparing, targeting, distributing and implementing newspaper, direct mail and other advertising. The Company also assists its member-shareholders in setting up automated systems, including point of sale and direct store delivery systems, to enable more timely and accurate internal data gathering and product ordering. AG offers assistance to its member-shareholders in implementing accounting and bookkeeping systems, generating financial statements and other reports, and obtaining financing for store improvements and expansions. AG charges on an hourly and cost-plus basis for certain of such services, including advertising and accounting. Revenues from advertising services, for example, totaled approximately $811,000 in the fiscal year ended March 26, 2004, or approximately 0.6% of total revenues for such period. The Company also performs market research and analysis to identify locations where existing or potential member-shareholders might establish retail locations, with or without assistance from A.G. Development Corp.

Through AG's wholly-owned subsidiary, Allied Insurance Agency of Maine, Inc., member-shareholders (and others) can obtain business and personal insurance coverages, including property insurance, liability insurance, automobile insurance, bonding for commercial businesses, workers' compensation insurance, life insurance and health insurance. AG's wholly-owned subsidiary, A.G. Development Corp., leases retail locations and store equipment and sub-leases those locations and equipment to qualified independent store operators who become AG

member-shareholders; at the current time, no such sub-leases are outstanding.

(b) *Describe <u>how</u> these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.*

The Company acquires the products it resells to its member-shareholders from over 2,500 manufacturers, vendors and brokers. These products are shipped to the Company's warehouse. In most cases, discounts ranging from 2 - 2 3/4% of invoice are available for prompt payment; the Company has historically obtained such discounts, and intends to continue to do so. Management believes that, due to the diversity of its supplier base and the availability of alternative sources of supply, none of these individual arrangements is of such substantial importance to the Company that the loss thereof would materially and adversely affect the Company's operations.

The Company warehouses goods received from its vendors at its 220,000 square foot facility located in Gardiner, Maine, which AG owns and operates. Management is currently considering a 43,000 square foot expansion of the perishable goods portion of the facility in light of increased demand in the dairy, frozen, bakery, meat, deli and produce departments, resulting from higher sales volumes and a change in retail product mix. Bids have been received indicating a projected cost for such expansion of approximately $5 million. Other than the need to expand the perishable goods portion of the warehouse, management believes that this facility will otherwise be sufficient to accommodate additional volume that may result from AG's expansion activities for the foreseeable future. Construction of this facility is presently being considered for the Fall of 2004, and management expects that any such expansion would be financed entirely through bank lending. AG delivers products to its member-shareholders by means of its 22 truck fleet and approximately 81 employees involved in warehousing and shipping operations. The value-added services provided by the Company to its member-shareholders (see the third and fourth paragraphs of the response to Question No. 3(a) for more information) are provided both on-site at the customers' premises and from the Company's own offices by approximately 91 of its employees.

(c) *Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.*

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes that it can effectively compete with these and other companies in its area of competition.

The Company competes in the wholesale market for sales of groceries and other goods and related services to retail grocers. The Company presently provides its goods and services principally to its member-shareholders located in Maine, and also provides goods and services to a smaller number of member-shareholders in New Hampshire, Massachusetts and Vermont. The Company intends, over the next 12 months, to continue recruiting new member-shareholders and expanding its activities in New Hampshire, Massachusetts and Vermont. The trend in the retail grocery industry has been toward consolidation and expansion by large supermarket chains, which generate their own sources of supply of goods and services. The chains have grown or expanded by acquiring independent retail grocers, or by driving independent grocers out of business through competition. Retail grocers have also faced increased competition from other store formats, such as mass merchandisers and discount drug store chains, which, like the supermarket chains, have their own sources of supply. This competition, while directly affecting retail grocers, also indirectly (but significantly) affects the wholesalers, such as AG, that supply them.

The number of wholesalers competing with the Company has declined over the last 15 years, due to consolidations and decisions by wholesalers to exit the marketplace.

Competition for the Company's customer and membership base (independent retail grocers) is based upon a combination of member discounts, product quality, product variety and value-added services (see Question No. 3(a)) provided to customers. Management believes that the Company's prices are, in most cases, equal to those of its competitors, but that in some instances Company prices are higher or lower than competitors. Pricing variations are most often attributable to, and reflect, product quality variations, which in turn reflect strategic choices made by the wholesaler as to its present and prospective customers' relative preferences with respect to these criteria. AG does not believe that there are significant differences between the products and services it offers and those offered by its competitors.

The Company's principal competitors are Hannaford Bros. (the owner of the Shop & Save supermarket chain, which is headquartered in southern Maine), Pine State Trading (an Augusta, Maine-based convenience store supplier and beer distributor), Associated Grocers of New England (a

cooperative similar to AG based in Manchester, New Hampshire) and C&S Wholesaler (a large wholesaler based in Vermont, servicing primarily chain-store accounts). Currently, management believes that C&S has a strong competitive presence in all four of these states; Hannaford Bros. and Pine State are strong competitors in all but Massachusetts; while Associated Grocers of New England plays a significant role only in New Hampshire. Some of these competitors are substantially larger than AG. Larger size enables these competitors to buy products in larger quantities and obtain better pricing on some (but not all) products than is extended to AG and other smaller wholesalers. However, management believes, based in part on comparisons of competitors' invoice prices to retailers, that the larger operators are, in many cases, less cost-efficient than AG, thereby narrowing or eliminating this initial pricing advantage. Management expects that the proposed expansion of the Gardiner, Maine warehouse to handle greater quantities of perishable goods more efficiently would improve the Company's ability to compete by reducing its cost of operations and allowing AG to offer an even larger variety and quantity of perishable goods to its current and future member-shareholders. Management also believes that AG can effectively compete in Maine due to AG's favorable reputation among customers for delivering more value-added services to its member-shareholders than do its principal competitors.

AG also offers advertising assistance, which management believes is attractive to independent retailers across a wide spectrum of sizes and strategies. AG has dedicated staff who work with retailers to design, produce and implement a variety of advertising campaigns and promotions. These campaigns are primarily centered on print advertising, including newspaper advertising, custom designed menus, weekly circulars, "bag stuffers" and other written materials.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

AG intends to employ a variety of methods in expanding its membership and presence in New Hampshire, Vermont and Massachusetts, including extensive personal contact by sales representatives with prospective members, emphasizing the Company's price competitiveness, high-quality,

diverse product offerings and value-added services. In addition, the Company intends to advertise through industry publications and to promote itself at industry trade shows in each of the states in which the Company is active. AG intends to continue to pursue these efforts in Maine as well, in order to maintain and expand its membership in that market. The Company's marketing strategies have been developed on the basis of management's past experience working in this industry; no specific market studies have been performed.

Based on recent changes in the New England market, management believes that the Company can make substantial further inroads into the northern Massachusetts independent retailer market. SuperValu, formerly a major supplier in Massachusetts, has left the New England market altogether as part of an asset swap with C&S Grocers. This transaction enabled C&S to provide service to SuperValu's previous customers in New England. C&S has since closed three of the warehouses formerly used by SuperValu and has consolidated this business in existing C&S facilities. Much of the SuperValu business acquired by C&S differs from the C&S business model in that it relies on deliveries which are less than full truck and requires more frequent deliveries to customers. Many stores are now being serviced from more distant C&S warehouses, which could cause delivery problems. Management believes that the departure of SuperValu from the New England market and the difficulties that management believes C&S will have in serving the customers formerly served by SuperValu create a significant strategic opportunity for the Company, particularly in connection with expansion into new geographic areas. In Massachusetts, the Company intends to offer products and services virtually identical to those currently being offered in Maine, Vermont and New Hampshire. Management believes that, geographically, further expansion by AG into northern Massachusetts (particularly the areas bordering New Hampshire and Vermont) complements its existing operations. AG intends to focus its efforts in northern Massachusetts on those retailers who would utilize AG's customer services and to whom product deliveries would be most logistically feasible.

The Company has no single customer that accounts for 6% or more of its annual sales.

(e) *State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.*

As of: July 16, 2004 (a recent date—fiscal year end)	$2,623,879
As of: July 18, 2003 (one year earlier)	$2,587,127

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Because the economies of the States of Maine, New Hampshire and Vermont rely heavily on tourism, the Company's operations (as well as those of many of its customers) are seasonal in nature. The peak tourism in these states is generally from Memorial Day weekend through Labor Day weekend, during which period AG's volume of sales increases as much as 15% over average weekly figures.

As of March 26, 2004, the Company's average weekly sales per store are approximately $7,623 versus an average of $7,284 in the prior year. This increase was largely the result of lower prices for beef, pork, and dairy products, with the total quantities of products delivered to existing accounts remaining approximately the same.

Due to the geographical concentration of the Company's business, its sales reflect to a substantial degree general and local economic conditions affecting northern New England, and are, in that respect, cyclical.

(f) *State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.*

The Company currently has 184 full-time and part-time employees, and does not anticipate any significant change in that number within the next 12 months. The Company's employees break down along functional lines as follows:

Management	11
Clerical	35
Administrative	45
Operations	55
Drivers	26

Warehouse operations and driver personnel are members of the International Brotherhood of Teamsters. The Company and the unionized employees negotiated a contract that expires on August 31, 2006.

The only significant supplemental benefit program which the Company makes available to its employees is a profit sharing bonus program extended to management, whereby the management team may be entitled to receive a bonus equal to 10% of their base salary based on individual and Company performance in that year. The Company has made six distributions under this program: with respect to fiscal year 1996-97, an aggregate amount of $52,661, with respect to fiscal year 1997-98, an aggregate amount of $77,131, and with respect to fiscal year 1998-99, an aggregate amount of $92,126, with respect to fiscal year 1999-2000, no distribution was made, with respect to

fiscal year 2000-2001, an aggregate amount of $41,376 was paid, with respect to fiscal year 2001-2002, an aggregate amount of $54,000 was distributed, and with respect to fiscal year 2002-2003, an aggregate amount of $35,950 was distributed, and with respect to fiscal year 2003-2004, an aggregate amount of $51,838 was distributed.

(g) *Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.*

The Company's wholly-owned subsidiary, A.G. Development Corp., owns a 122.6-acre commercial/industrial park facility in Gardiner, Maine. The park is mortgaged to secure indebtedness of the Company under an Urban Development Action Grant obligation provided through the City of Gardiner, Maine, which obligation had an aggregate outstanding balance of $569,302 as of March 26, 2004. The book value of the land and improvements at the park (excluding AG's premises) as of March 26, 2004 was approximately $75,000, with a market value, in management's opinion, of approximately $75,000. AG itself owns its facility, which is located within the A. G. Development Corp. commercial/industrial park, and which is comprised of the Company's executive offices, as well as its 220,000 square foot warehousing and shipping facilities. The facility includes modern frozen and refrigerated goods storage equipment and automated product handling equipment, and is in good repair. Management believes, however, that the efficiency of the Company's operations, and the quality and diversity of product that it can offer to its customers, would be improved by an expansion of this facility's ability to handle perishable goods. This expansion, which would add an additional 43,000 square feet to the warehouse, is currently being considered by management of the Company for the Fall of 2004. Such an expansion would not affect the ability of the Company to continue its normal operations, but would require the Company to incur approximately $5,000,000 in additional bank debt. The expansion would allow the Company to better respond to increased demand in the market for greater quantities and greater variety of product in the dairy, frozen, bakery, meat, deli and produce departments. Management believes that the property is sufficient to accommodate the additional volume of non-perishable goods that may result from the Company's activities in the foreseeable future. This property has been mortgaged to secure the Company's bank indebtedness. See "Capitalization". Management believes that the current fair market value of this facility is approximately $10 million, based in part on an appraisal of the property performed in 1998 in connection with the Master Loan and Security Agreement by and between the Company and Fleet National Bank, dated May 12, 1998. The facility was originally constructed for a total cost (including subsequent improvements) of approximately $5,800,000.

As part of the Company's retail development strategy, A. G. Development Corp. may purchase or enter into leases of retail grocery sites with a view to subleasing them to qualified retailers who would then become member-shareholders and purchase their inventory from the Company. A.G. Development Corp. is not presently party to any such agreement, but the Company has provided a guarantee for the payment of $5,000 per month in lease payments by sub-tenant in a similar arrangement for a retail property located in Skowhegan, Maine, until the year 2006.

In addition, the Company has leased, from a variety of sources, computers and other office equipment, as well as vehicles and forklifts, for use in its operations. The future minimum rental payments occurring under these leases total approximately $2,662,000 as of March 26, 2004; management believes that the total of future minimum rental payments has not materially changed as of the date hereof. Although the company may lease additional tractor trailers to replace similar items that are no longer useable, management does not anticipate the need for substantial new lease obligations in the near future.

(h) *Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.*

There are no significant items of intellectual property in the Company's business, nor is it a party to any significant license agreements. The Company does not expend any of its funds on research and development activities, as the success of its business does not depend on such efforts.

(i) *If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.*

The Company is subject to customary health inspections by the United States Department of Agriculture with respect to its handling and storage practices for certain products. Although it, like other businesses, is also subject to occupational safety, environmental, land use and other regulation, management does not believe that compliance with such regulations involves material expense or substantial burdens on the Company's operations, other than as set forth in paragraph (10) under "Risk Factors". The principal regulatory agencies to which the Company is responsible are as follows: The Maine Department of Environmental Protection, the Maine

Department of Labor, the Maine Liquor Commission, the Maine Transportation Department, the U.S. Occupational Safety and Health Administration, the U.S. Department of Labor, the U.S. Department of Agriculture and U.S Department of Justice--Federal Drug and Enforcement Agency.

The Company's subsidiary, Allied Insurance Agency, is subject to supervision by the Maine Bureau of Insurance. The insurance products sold by Allied Insurance Agency are described in the response to Question No. 3(a).

Neither the Company nor any of its subsidiaries has, to management's knowledge, committed any material regulatory violations.

(j) *State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.*

1. Allied Insurance Agency of Maine, Inc., 100% of stock owned by AG. Engaged in the insurance agency business, principally providing commercial and personal coverages to AG's customers, their employees and the general public. This entity was formed in 1973, and accounted for less than 2% of AG's consolidated revenues for fiscal 2003-04. This corporation has never been found to be in violation of Maine insurance regulations.

2. A.G. Development Corp., 100% of stock owned by the Company. Engaged in leasing and subleasing real property and machinery and equipment to the Company and its customers. This entity was formed in 1973, and there was no activity in fiscal 2003-04.

The financial condition and operating results of Allied and A. G. Development Corp. are included in the Company's consolidated Financial Statements attached hereto. The Company also owns, as of March 26, 2004, 2,942 shares of class C stock in Associated Wholesalers, Inc. ("AWI"), a Pennsylvania-based grocery and health and beauty care distribution cooperative, and 194,613 shares of nonvoting common stock and 1 share of voting stock in Western Family Holding Company ("Western Family"), the parent organization of Western Family Foods, Inc., a grocery distribution cooperative based in Oregon. These both represent minority interests in such entities. AWI and Western Family are cooperatives that require stock ownership as a precondition to the purchase of goods from them. The AWI stock and the Western Family stock were acquired for $80,956 and $194,713, respectively. AG used to purchase its health and beauty care products on a cross dock/central billing basis from AWI. AG buys its private label (Shurfine) products from Western Family.

(k) *Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser*

period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company has not experienced any such events in the past five years, and no such events or transactions are presently pending or anticipated.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Not applicable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total $183,853.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Not applicable – Securities are debt instruments.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$2,435,535 as of March 26, 2004 (net of deferred taxes ($324,700) and deferred financing ($8,628)).

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Not applicable.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they

were sold, any relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

During the one year period preceding the date of this Offering Circular, the Company issued $1,169,107 in principal amount (gross) of its Variable Rate Subordinated Notes (Excess) to approximately 175 purchasers, all of whom were customers and shareholders of the Company. No such instruments were sold during the period between September 16, 2003 and the date hereof. During the same period, the Company sold 8 Class A shares to 8 customers of the Company, for total consideration in the amount of $20,216, and 17 Class B shares to 16 customers of the Company, for total consideration in the amount of $42,500. All sales were for cash.

For all sales occurring after September 16, 2003, the Company has revised the terms of the Class A and Class B shares such that they will no longer be considered securities within the definition of the '33 Act, by eliminating the rights of the holders of such shares to receive dividends, whether ordinary or otherwise. (This change affects all holders of Class A and Class B shares, whether purchased before or after September 16, 2003.) Although the Class A and Class B shares are labeled as "stock", they actually represent membership interests in the Company, and purchase thereof is generally required before a retailer may purchase from the Company. Purchasers of the Class A and Class B shares do not purchase the shares to realize a financial return on their investment therein, but to gain the commercial advantages of being able to purchase from the Company. Payment of ordinary dividends is inconsistent with this purpose, and, for '33 Act purposes, increases the likelihood that the Class A shares and Class B shares are securities. As a result, the bylaws of the Company have been amended to eliminate the dividend rights of the holders of Class A and Class B shares.

As described elsewhere in this Offering Circular, the Company will be offering rescission to all purchasers of the above instruments during the period between March 28, 2003 and September 16, 2003. The total value of all such instruments subject to such rescission offer is $1,231,823. Of such rescission instruments, $337,344 in original purchase price are held by seven (7) directors of the Company (or persons owned, affiliated or operated by such three directors), and none are held by its executive officers; the Company does not expect that any such directors or affiliated persons will seek rescission in connection with any such rescission instruments.

8. (a) *What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)*

Not applicable – Securities are debt instruments.

(b) *What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after*

offering times offering price, or exercise or conversion price if common stock is not offered.)

If maximum is sold: Not applicable – Securities are debt instruments.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

* *These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:* Not applicable.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: Not applicable.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Maximum Sold	
	Amount	%
Total Proceeds	$3,768,177(1)	100%
Less: Offering Expenses		
Commissions and Finders Fees	$0	
Legal & Accounting	$10,000	
Copying & Advertising	$1,000	
Other (Specify): ________	$0	
Net Proceeds from Offering	$3,757,177	
Use of Net Proceeds		
Working capital	$3,757,177(2)	100%
Total Use of Net Proceeds	$3,757,177	100%

---

(1) Total maximum cash proceeds to the Company in light of (i) prior sales and (ii) the rescission offer. As described more fully elsewhere in this Offering Circular, during the 30-day period commencing on the date of this Offering Circular, the Company is offering rescission to those persons who purchased securities of the Company in the period between March 28, 2003 and September 16, 2003 for a total of up to $1,231,823. As discussed in Section 2(11) above, the Company does not anticipate that any significant amount of such securities will be tendered for repurchase, because all such securities are demand instruments, and the rescission offer will not materially affect the economic rights of the holders thereof. However, in the event that any such securities are tendered for repurchase, the Company intends to utilize its existing cash together with, to the extent necessary, proceeds of this offering to fund such repurchases.

(2) None of the proceeds of the offering will be paid to officers or directors of the Company or their affiliates or associates. Officers and directors of the Company will be extended rescission offers for Securities in the aggregate amount of $337,344, as discussed in Section 7(b) above.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

In the event and to the extent that any of the rescission offerees exercise their rights (see note (1) to table in Question No. 9(a)), because any such transactions would occur within the 30-day period beginning on the date of this Offering Circular, the Company would first apply cash and available borrowings under its line of credit to effectuate such rescissions, and, to the extent necessary, proceeds of the offering. However, as discussed above and in Section 2(10) hereof, management does not anticipate that a

substantial number of rescissions will occur. If that proves to be the case, management intends to apply the proceeds of the offering to the following uses, in the following order of priority:

1. Purchasing inventory for resale;

2. Repayment of line of credit and other indebtedness;

3. Funding of operating expenses (e.g., payroll, benefits, utilities, taxes);

4. Acquisition of machinery and equipment in the ordinary course of business.

Such uses may be subject to change, due to unanticipated fluctuations in the Company's operating revenues or expenses. Because (i) the Company funds its needs from four sources—operating revenues, borrowings under its line of credit, required capital deposits and share purchases by member-shareholders, and proceeds from sales of Securities—and the proceeds of such efforts are essentially fungible, and (ii) the offering is being conducted for a period ending no later than June 30, 2006, and therefore the timing of receipt by the Company of proceeds pursuant to the offering is uncertain, it is difficult to earmark with precision the ultimate application of these proceeds. However, the Company received negative proceeds of $1,285,000 in 2004 and positive proceeds of $575,000 in 2003 from sales of Excess, Class A and Class B Shares, and factor capital deposits (net of redemptions), while paying out annual interest on its Excess and factor capital deposits of $345,000 and $415,000, respectively; thus, to that extent, it has historically been dependent upon such proceeds for the funding of its operations. See Question No. 2(17). A portion of the proceeds of the offering might be used to fund the interest payments on securities sold in this offering; again, as the funds of the Company are essentially fungible, it is difficult to quantify such amount. However, if the full amount of the Excess had been outstanding in Fiscal 2004, the Company would have paid an additional $169,568 in interest thereupon, which figure is a fair approximation (assuming no substantial changes to the interest rate payable) of the maximum amount of interest that might be paid, per annum, from the proceeds of this offering.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Historically, the Company's working capital requirements have been fulfilled through funds generated from the Company's operations (sales revenues) and borrowings under the Company's $6,000,000 revolving line of credit and a $2,000,000 revolving term loan with Fleet Bank (see Question Nos. 17(a)(7) and 19)), augmented by proceeds from sales of its securities and required capital deposits to its

member-shareholders. During the fiscal years ended in March 2003, March 2002, March 2001, March 2000 and March 1999, respectively, the Company received proceeds from such sales of Securities and required capital deposits/member share purchases, net of redemptions and principal repayments, totaling $575,000, $598,000, $65,000, $1,357,000, and $300,088, respectively. In contrast, during fiscal year 2004, the Company had negative proceeds of $810,368 from sales and redemptions of Excess, and $474,339 from sales and redemptions of required capital deposits and member share purchases, due primarily to the necessity of suspending the sale of Class A shares, Class B shares and Excess and the acceptance of capital deposits, to comply with federal securities laws. In the absence of member resignations (with the concomitant redemption of the required capital deposits and Excess) and principal repayments of Securities substantially in excess of historical levels, or unforeseen events negatively affecting the Company's ability to borrow under its line of credit, management believes that such sources will be adequate for the Company's working capital needs. During the fiscal year ended March 26, 2004, the Company had cash provided by operations of $424,388, had cash used from investing activities of $573,767, increased indebtedness by $1,495,522 and had $1,284,737 in negative proceeds from net sales of Securities and required capital deposits/member share purchases, and paid dividends (prior to the termination of dividend rights on Class A and Class B shares) of $48,223. This resulted in increasing cash by $13,183. During the preceding fiscal year, higher percentages of working capital were provided by net proceeds from sales of Securities and required capital deposits/member share purchases.

(b) *If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of the proceeds of such indebtedness.*

As reflected in Question No. 9(b), the Company may apply a portion of the proceeds from the offering to discharge indebtedness. It is anticipated that such repayments would involve principally:

(1) repayments of Securities upon demand by the holders due to the holders' seasonal cash needs, which have historically totaled $1.1-2.0 million per year. (See Question No. 17 for discussion of interest rates and other terms of the Securities);

(2) repayments of amounts outstanding under the Company's line of credit with Fleet Bank, which bear interest at Fleet Bank's prime lending rate or a LIBOR-based rate (at the Company's option), as such rates may vary from time to time, and are subject to the terms of the Master Loan and Security Agreement (the "Loan Agreement"), dated as of May 12, 1998, as amended by the First Amendment to Master Loan and Security Agreement dated October 26, 2000, and the Second Amendment to Master Loan and Security Agreement dated October 24, 2002, between the Company and Fleet National Bank, which is summarized below.

Under the Loan Agreement, the Company may borrow an amount equal to 85% of its qualifying accounts receivable plus 55% of its qualifying inventory, subject to a maximum of $6 million. Also, there is another $2,000,000 line of credit which (i) may be applied to fund up to 80% of the purchase price of machinery and equipment, and

(ii) the Company may re-lend to member stores, subject to requirements with respect to the collateral that must be provided by such member stores. The maturity date of the facilities is September 30, 2004. The Company's obligations under the Loan Agreement are secured by a lien on substantially all of the Company's assets, and are senior in right of payment to the Securities.

Other than with respect to term loans created under the sub-facilities, the Company's payment obligations under the Loan Agreement will consist of monthly payments of interest, with principal subject to repayment at maturity on September 30, 2004 unless the Loan Agreement is renewed by Fleet prior thereto. The Company can prepay principal at any time without penalty or premium, and (subject to compliance with the borrowing formula described above and the absence of any default under the Loan Agreement) can reborrow principal amounts previously paid.

The Loan Agreement contains customary default provisions, including cross-defaults tied to other obligations of the Company, which entitle Fleet Bank to demand immediate payment in full. The Loan Agreement also contains customary affirmative and negative covenants relating to the Company's business operations and financial condition, including requirements that the Company's (i) minimum debt service coverage ratio be not less than 1.25, (ii) minimum tangible net worth be more than $2,662,192 plus 25% of current years after-tax earnings. The Company met all the financial covenants for the year ended March 26, 2004 and the year ended March 28, 2003, and including in each quarter of Fiscal 2004. Please see the response to Question 17(a)(7) for a brief discussion of the tangible net worth requirements under the Loan Agreement.

(3) Repayments of amounts outstanding under the Indenture and Loan Agreement between the Company and the City of Gardiner, Maine, dated as of May 7, 1985 (the "UDAG Loan Agreement"). Under the UDAG Loan Agreement, (i) funds borrowed by the Company bear interest at a rate of eight percent (8%) per annum, and (ii) the Company is required to make quarterly payments of $23,200 until November 2005, and thereafter any balance remaining must be paid by January 2006. The Company's obligations under the UDAG Loan Agreement are secured by a second mortgage and lien on substantially all of the Company's land, buildings, fixtures and equipment, pursuant to a Second Mortgage Note by and between the City of Gardiner and the Company dated as of May 7, 1985, and a Second Security Agreement by and between the City of Gardiner and the Company dated as of May 7, 1985 (the UDAG Loan Agreement, the Second Mortgage Note and the Second Security Agreement referred to herein collectively as the "UDAG Loan Documentation") . The Company can prepay interest or principal at any time without penalty or premium, with the prior consent of the City of Gardiner.

The UDAG Loan Documentation contains customary default provisions, including cross-defaults tied to other obligations of the Company, which entitle the City to demand immediate payment in full.

(c) *If any material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers,*

directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not applicable.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company is not presently experiencing cash flow or liquidity problems, nor, based on currently available information, does management anticipate such problems within the next 12 months. Although the Company has experienced lower than expected levels of funding for Excess purchases by members and purchases of Class A shares, Class B shares and required capital deposits due to delays associated with the Company's efforts to comply with the federal securities laws, the Company has been able to make up such lost funding by increasing its borrowing under its line of credit. One consequence of this has been reduced interest expense to the Company during the last fiscal year.

As discussed elsewhere in this Offering Circular, a substantial portion of the Company's subordinated indebtedness is, by its terms, payable on demand (see "Capitalization" and "Description of Securities"). In addition, under certain circumstances, the Company's ability to make additional borrowings under its bank credit facility could be restricted, and the lender is entitled, in the event of a default by the Company or the lender's good faith determination that it is insecure with respect to the prospect of repayment, to require the repayment of all amounts outstanding under such facility. See Question No. 10(b). Management has received no indication that any significant erosions of its cash position are likely to occur as a result of demands for repayment of subordinated indebtedness, or that the Company's bank lender has, or is likely in the foreseeable future to have, any basis for restricting the Company's borrowings or requiring repayment of the amounts outstanding under the line of credit.

The Company's bank credit facility with Fleet Bank will terminate on September 30, 2004 and all amounts owed thereunder will become due and payable at such time, unless the facility is renewed by Fleet prior to such date. Management believes, based on preliminary discussions with Fleet, that the line of credit will be extended if the Company so requests. Should the Company decide not to so renew, or

if Fleet should decline to renew the facilities, management believes that the Company could obtain similar financing on similar rates and terms through another commercial lender.

In addition to its obligations under the above financing agreements, the Company is also required, when a customer terminates its relationship with the Company or otherwise becomes ineligible to purchase from the Company, to repay the "factor" capital deposits (the "Factor") and the Excess. To the extent that a customer significantly reduces its average weekly purchases from the Company, this will also trigger an obligation on the part of the Company to repay any excess amounts held as Factor beyond the required level, which is three (3) times the customer's average weekly purchases from the Company, up to a maximum of $50,000. Repayment of Factor generally occurs within six weeks of the triggering event or the last product delivery to such customer, whichever is later, while amounts held as Excess are repaid to the customer immediately upon demand. At such time, the Company also has the right, but not the obligation, to repurchase the Class A and Class B shares owned by such customer. The Company has generally repurchased such shares as a matter of course within six weeks of the termination of the relationship with the customer. The Company has received no indications that customers with significant Factor balances are likely to terminate or curtail their relationships with the Company such that the cash position of the Company will be adversely affected in a material way.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

Management presently estimates capital expenditures totaling $419,000 during the next 12 months, with an additional expenditure of approximately $5 million being required if the Company decides to go ahead with an expansion of the Company's Gardiner, Maine, warehouse facility. Funds for this project will be raised exclusively through bank financing. With regard to all other capital expenditures, management anticipates that, based on the Company's historical operating revenues, borrowing capacity under its line of credit, the proceeds from the sale of the securities described in this Offering Circular will satisfy the Company's cash requirements for the next 12 months. Management's expectation is based on the Company's experience in previous fiscal years. Although in fiscal 2004, the Company had net cash outflows of approximately $1,172,075 (consisting of a decrease of $810,400 as a result of redemptions by members of Excess deposits, and a decrease of required capital deposits (Factor) of $361,675), this decrease was principally the result of the Company's being compelled, pursuant to the Securities Act of 1933, to suspend the sale of Excess capital deposits as of September 16, 2003 pending the qualification of this offering circular. In fiscal 2003, the company realized net cash inflows of $634,039 consisting of net cash inflows of $417,325 from sales of Excess plus net proceeds of $216,714 from required capital deposits (Factor) (see Question No. 10(a)).

Net proceeds from the sale of Excess, if any, would likely be used to reduce the Company's bank indebtedness. Management would seek to cover any shortfalls by increasing borrowings under the Company's line of credit with Fleet Bank.

CAPITALIZATION

13. *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:*

	Amount Outstanding	
	As of: 7/16/04	As Adjusted Maximum(1)
Debt:		
Short-term debt (average interest rate 3.10%)	$5,380,354	$5,380,354
Long-term debt (average interest rate 8.00%)	556,830	556,830
Required Capital deposits (average interest rate 4.5%) ("Factor")(2)	4,255,531	4,255,531
Variable rate subordinated debt securities (Excess) (average interest rate 4.5%)	2,417,138	6,185,315
Total debt	$12,609,853	$16,378,030
Membership Interests:		
Class B Nonvoting Preferred Stock - par or stated value (by class of preferred in order of preferences)		
Preferred stock - $2,500 stated value	982,500	982,500
Preferred stock subscribed - $2,500 stated value	225,000	225,000
Class A Voting Common Stock--par value $1,500 per share	364,500	364,500
Additional paid in capital	232,594	232,594
Retained earnings	1,441,911	1,441,911
	3,246,505	3,246,505

Less: Preferred stock subscribed	225,000	225,000
Total members' equity	3,021,505	3,021,505
Total Capitalization	$15,631,358	$19,399,535

(1) The "As Adjusted Maximum" disclosure assumes that all securities subject to rescission will be recorded and does not anticipate additional debt which may be required if the company proceeds with its proposed facilities expansion.

(2) Factor and Excess are allocated according to the required level of Factor for the customer in question. Each customer must maintain a level of Factor equal to three times their weekly purchases in the previous year, up to a maximum of $50,000.

Number of preferred shares authorized to be outstanding:

Class of Preferred	Number of Shares Authorized	Par Value Per Share
1,600 Class B Non-Voting Preferred Stock	1,600	$2,500 (par value)

Number of common shares authorized: 800 shares. Par or stated value per share, if any: $1,500

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ ] Common Stock
[ ] Preferred or Preference Stock
[X] Notes or Debentures (one class: Variable Rate Subordinated Debt Securities (Excess))
[ ] Units of two or more types of securities, composed of:
[ ] Other: ______________________

Explain:

The purchase price for the Variable Rate Subordinated Debt Securities (Excess) may be paid in cash or, at the option of the purchaser, through the addition of a 1% surcharge on each invoice from the Company to the holder for goods purchased. The interest rate and payment provisions, the maturity and the subordination provisions relating to the Variable Rate Subordinated Notes are set forth in Question No. 17(a) below. Upon liquidation of the Company, the Variable Rate Subordinated Debt Securities (Excess) would be subject to repayment in full after the payment in full of all of the Company's outstanding senior indebtedness (including but not limited to its bank indebtedness) and before any distribution

may be made in respect of the Class A shares and the Class B shares. All Excess capital deposits (plus accrued but unpaid interest thereon) are subject to payment in full upon demand by the holder.

15. *These securities have:*

Yes	No	
[ ]	[X]	*Cumulative voting rights*
[ ]	[X]	*Other special voting rights*
[ ]	[X]	*Preemptive rights to purchase in new issues of shares*
[ ]	[X]	*Preference as to dividends or interest*
[X]	[ ]	*Preference upon liquidation*
[ ]	[X]	*Other special rights or preferences*

Explain: See Question Nos. 14 and 17 concerning the liquidation preferences of the Securities.

16. *Are the securities convertible?* [ ] Yes [X] No

17. (a) *If securities are notes or other types of debt securities:*

(1) *What is the interest rate?* ________%

If interest rate is variable or multiple rates, describe:

The Securities bear interest at rates established by the Company's board of directors from time to time. The Securities may only be purchased by persons who have purchased the required level of Class A shares (ownership of one share of Class A stock is required, at a current cost of $2,527) and Class B shares in the Company (ownership of two shares of Class B stock is required, at a current cost of $2,500 each) and that have made the required capital deposit ("Factor") with the Company (equal to three times the holder's average weekly purchases of goods from the Company up to a maximum of $50,000), to serve as security for purchases by such member. Interest on the Excess is paid at a rate equal to the average rate paid on six (6) month "Treasury Bill" securities as reported in *The Wall Street Journal* (in the "Money Rates" section) on April 1st and October 1st of each year, or the next business day following those dates, plus 3.50%. The rate shall be determined semi-annually and shall apply with respect to the preceding semi-annual period. Interest on the Excess is payable semi-annually in arrears on June 15 and December 15.

(2) *What is the maturity date?* ___/___/___

If serial maturity dates, describe:

The Excess is payable upon demand by the holder, plus accrued interest thereon.

(3) *Is there a mandatory sinking fund?* [ ] Yes [X] No Describe: __________

(4) *Is there a trust indenture?* [ ] Yes [X] No

Name, address and telephone number of Trustee ______________

(5) *Are the securities callable or subject to redemption?*

[X] Yes [ ] No Describe, including redemption prices:

The Securities are subject to repurchase by the Company in the event that the holder resigns or becomes ineligible. A holder may become ineligible by ceasing to be engaged in the retail sale of food items, or if such member is determined, by a vote of at least two-thirds of the members of the Company's board of directors, to have conducted such member's retail food business in a manner "inimical to the purpose and policies of the Company," such as by not fulfilling its payment obligations to the Company for deliveries of product. Any such repurchase shall include payment of all accrued but unpaid interest on the Securities in question.

(6) *Are the securities collateralized by real or personal property?*
[ ] Yes [X] No Describe: ______________________

(7) *If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.*

The Securities are subordinated to the prior payment in full of the Company's indebtedness to Fleet Bank under its line of credit and to the Company's indebtedness to the City of Gardiner, Maine under the UDAG Loan Documentation.

Under the Fleet Bank line of credit, $4,530,000 was outstanding as of March 26, 2004, and the Company had additional borrowing capability under the line of credit of $1,470,000. The Company is entitled to make payments of principal and interest on the Securities as and when required (but not merely permitted) under the terms of the Securities, so long as at the time of such payment (or as a consequence of such payment) the Company is not in default under any of the terms of the line of credit. Such permitted payments would include regular scheduled payments of interest on the Securities, as well as repayments of principal on demand. Events of default under the line of credit include, but are not limited to, (i) the failure by the Company to pay principal or interest under the line of credit or any other indebtedness of the Company when due, (ii) the commencement of certain bankruptcy or similar proceedings by or against the Company, (iii) if the Company's minimum debt service coverage ratio falls below 1.25:1 (such ratio was 1.99:1 as of March 26, 2004), (iv) if the Company's minimum tangible net worth drops below $2,662,192 plus 25% of the Company's after-tax earnings (requirement equaled $2,708,155.25 as of March 26, 2004, when tangible net worth as calculated under the terms of the loan agreement was $2,760,235), or (v) the Company fails to observe certain other operational and reporting covenants. With regard to the tangible net worth covenant, the Company has met the requirements as of March 28, 2003 (requirement equaled $2,628,000, when tangible net worth as calculated under the terms of the loan agreement was $2,662,192), and as of March 29, 2002 (requirement equaled $1,979,000, when tangible net worth as calculated under the terms of the loan agreement was $2,204,810). Management does not presently expect that the net worth of the Company will fall below the level required by this covenant, and do not expect to be in

default under the line of credit in the foreseeable future. See Question Nos. 9(b), 10(b).

Under the Urban Development Action Grant loan from the City of Gardiner, $569,302 was outstanding as of March 26, 2004. Pursuant to the Company's obligations under the UDAG Loan Documentation, the Company is required to make quarterly payments of $23,200 until November 2005, and thereafter any balance remaining must be paid on or before January 2006. The Company's obligations under the UDAG Loan Documentation are secured by a lien on substantially all of the Company's land, buildings, fixtures and equipment. The Company can prepay interest or principal at any time without penalty or premium, with the consent of the City of Gardiner. Under the UDAG Loan Documentation, there is no restriction on the ability of the Company to make payments of principal and interest on the Securities as set forth herein.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $5,099,302 (as of March 26, 2004).
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $13,333,679 (as of March 26, 2004).
How much indebtedness is junior (subordinated) to the securities? $0.

(b) *If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.*

		Last Fiscal Year (as of March 26, 2004) Actual	Pro Forma
"Earnings"	=	$973,506	$1,143,074
"Fixed Charges"	=	662,753	832,321
Ratio	=	1.46	1.37

The following is the detail used for the above calculations:

"Earnings"	3/26/04	Pro Forma
Net Earnings Before Taxes	310,753	310,753

Interest on Capital Deposits (Factor)	184,626	184,626
Interest on Variable Rate Subordinated Debt Securities (Excess)	159,945	329,513
Interest – Other(1)	318,182	318,182
Interest – Capitalized	0	0
Total Earnings:	973,506	1,143,074
"Fixed Charges"		
Interest on Factor	184,626	184,626
Interest on Securities	159,945	329,513
Interest – Other	318,182	318,182
Total Fixed Charges:	662,753	832,321

(1) Includes $181,182 of interest expense incurred on borrowings other than members' accounts plus $137,000 estimated to represent such portion of rental expense as representative of the interest factor.

Withdrawals from required capital deposits and Securities redemptions are not included in the fixed charges calculations. Withdrawals from Excess and required capital deposits were $2,807,686 and $2,333,019 in fiscal years 2004 and 2003, respectively.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: Not applicable.
Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Not applicable.

20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): Not applicable.

PLAN OF DISTRIBUTION

21. *The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:* None. No brokers, dealers or selling agents will be utilized in connection with sales of the Securities.

22. *Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Disclosure Document. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)*

No sales commissions will be paid in connection with sales of the Securities. The total expenses associated with the offering are estimated at $11,000.

23. *Describe any material relationships between any of the selling agents or finders and the Company or its management.*

Not applicable.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. *If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:*

Name: Michael E. Westort, President
Ronald Cloutier, Chief Financial Officer

Address: P.O. Box 1000
Gardiner, ME 04345

Telephone No.: (207) 582-6500

Michael E. Westort and Ronald Cloutier's activities in connection with this offering shall be limited to (i) the preparation and delivery of written communications to potential purchasers of Excess, (ii) responding to inquiries made by potential purchasers, with the content of such responses limited to information contained in the Offering Circular and related documents, and (iii) performing other ministerial and clerical work associated with effecting any transaction.

25. *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:*

The offering is limited to existing holders of shares/membership interests in the Company and to other persons and entities engaged in the food business who (i) are located in Maine, Massachusetts, New Hampshire or Vermont, (ii) wish to purchase goods from the Company and are approved by management of the Company, and (iii) have completed their purchase of the required Class A shares, Class B shares and have made the required capital deposits with the Company as set forth in the Articles and Bylaws of the Company.

In addition, a rescission offer will be extended hereunder to persons holding securities of the Company purchased between March 28, 2003 and September 16, 2003. Only persons and entities who currently hold securities purchased during such time period will be eligible to accept the offer of rescission. Rescission offerees will be provided with this Offering Circular and an election form, both of which will be mailed to offerees upon the qualification of this Offering Circular by the SEC. To elect to exercise the right of rescission, the offeree would need to complete the election form and return it to the Company's President, Michael E. Westort, at the address set forth in the election form. To be an effective election, the election form must be returned to the Company no later than 30 days after receipt of the offer by the offeree.

The Securities are not transferable.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

Not applicable, as Securities are not certificated.

26. (a) *Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

Not applicable.

(b) *Date at which funds will be returned by escrow agent if minimum proceeds are not raised:* ____________
Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [ ] No

Not applicable.

27. *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:*

See Question No. 25. Such restrictions will not terminate.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. *If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:*

Dividends of $140 per share of Class A Common Stock and $140 per share of Class B Preferred Stock (totaling $94,920) were paid on June 10, 1999 to holders of record on March 26, 1999, a payout rate of 5.6% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $30 per share of Class A Common Stock and $50 per share of Class B Preferred Stock (totaling $29,420) were paid on June 14, 2000 to holders of record on March 31, 2000, a payout rate of 1.76% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $50,625) were paid on June 20, 2001 to holders of record on March 30, 2001, a payout rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $49,875) were paid on June 19, 2002 to holders of record on March 29, 2002, a payout rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $48,225) were paid on June 21, 2003 to holders of record on March 28, 2003, a payout rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

No other dividends have been paid during the past five years. Management and the Board of Directors have agreed that no further ordinary dividends shall be paid on the Class A and Class B shares, and the Bylaws of the Company have been amended to prohibit the payment of any dividends to holders of the Class A and Class B shares.

In connection with resignations by holders (including those arising in connection with sale or winding down of the holders' retail grocery businesses), the Company has redeemed 298 shares of Class A Common Stock and 410 shares of Class B Preferred Stock for a total of $1,725,531 during the past five years. Also, the Company regularly repays portions of the principal amount of its outstanding Securities and required capital deposits upon demand by the holders thereof. During the course of each year, although the Company issues substantial amounts of new Securities and accepts new required capital deposits (e.g., $1,635,611 in the year ended March 26, 2004 and $2,967,058, in the year ended March 28, 2003), such issuances are usually

substantially offset by such repayments (e.g., $2,807,686 in the year ended March 26, 2004, and $2,333,019 in the year ended March 28, 2003).

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. *Chief Executive Officer:*

Name: Michael Westort   Title: President and Chief Executive Officer
Age: 58

Office Street Address: 1000 Brunswick Avenue
Gardiner, Maine 04345

Telephone No.: (207) 582-6500

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Associated Grocers of Maine, Inc.
Chief Executive Officer 10/9/00 to present
Chief Operating Officer 9/23/99 to 10/9/00
Chief Financial Officer: 6/1/98 to 9/23/99
SuperValu
Regional Director of Analysis: 6/96 to 5/98
Regional Director of Accounting: 12/95 to 5/96
Divisional Vice President Finance: 5/85 to 12/95

Education (degrees, schools, and dates):

University of Maine (B.S. in Accounting, 1969)

Also a Director of the Company? [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable.

30. *Chief Operating Officer:* *None*

31. *Chief Financial Officer:*

Name: Ronald Cloutier   Title: Chief Financial Officer
Age: 52

Office Street Address: 1000 Brunswick Avenue
Gardiner, Maine 04345

Telephone No.: (207) 582-6500

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Associated Grocers of Maine, Inc.
  Chief Financial Officer 12/18/00 to present
  Controller 1/1/00 to 12/18/00
C&S Wholesale Grocers
  Manager of Accounting: 9/1/96 to 12/31/99
SuperValu
  Chief Financial Officer (Andover, MA & Keene, NH regions): 3/78 to 9/96

Education (degrees, schools, and dates):

Plymouth State College (MBA Management, 1996)
Husson College (B.S. in Accounting, 1973)

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable.

32. Other Key Personnel: None.

Name: Title:
Age:

Office Street Address:

Telephone No.:

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and date:

Also a Director of the Company? [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable.

DIRECTORS OF THE COMPANY

33. Number of Directors: 13. *If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:*

The directors serve for staggered terms of 3 years, whereby at each annual meeting approximately one-third of the board is subject to re-election for a 3-year term.

34. *Information concerning outside or other Directors (i.e. those not described above):*

(A) Name: Thomas R. Barber   Age: 61

Office Street Address: RR 1, Box 4250
South China, ME 04358

Telephone No.: (207) 993-2596

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner and Operator of Tobey's General Store (since 1992) and The Market (retail grocery store) (since 1995), both located in China, Maine.

Education (degrees, schools, and dates):

High School (1969), various trade seminars

(B) Name: John Beaupre   Age: 42

Office Street Address: RR 1 Box 2140
Route 16
Carrabassett Valley, ME 04947

Telephone: (207) 237-2248

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/proprietor of three smaller grocery stores in Western Maine: Ayotte's Country, Route 16, Carrabassett Valley, Maine since 1989; owner/proprietor of Mountainside Grocers (built from ground up), Route 16, Carrabassett Valley, Maine since 1995; owner/proprietor of Sugarloaf Groceries, Carrabasset Valley, Maine since 2003.

Education (degrees, schools, and dates):

Waterville High School (graduated 1979)
Waterville, Maine

University of Maine at Orono (graduated 1984)
Major – Business Administration and Marketing

(C) Name: Charles O'Brien Age: 57

Office Street Address: 554 Main Street
Jackman, ME 04945

Telephone No.: (207) 668-5451

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/proprietor Mountain Country Supermarket, 554 Main Street, Jackman, Maine since 1984. Prior to that Vice-President Moose River Lumber Company, Jackman, Maine for 3 years; Town Manager of Jackman, Maine for 3 years, and Selectman for Jackman, Maine for 3 years. Various other municipal, school and utility district positions in Town of Jackman, Maine from 1975-1999.

Education (degrees, schools, and dates):

Framingham South High School, Framingham, MA (1965)
Political Science, University of Wisconsin-Milwaukee (B.A. 1971)

(D) Name: Wayne R. Crandall Age: 62

Office Street Address: 10 School Street
Rockland, ME 04841

Telephone No.: (207) 594-4421

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Presiding partner (attorney), Crandall, Hanscom, Pease & Collins, P.A., Rockland, Maine (law firm) (since 1968).

Education (degrees, schools, and dates):

University of Maine (B.A. 1963, J.D. 1968).

(E) Name: Vernon Seile Age: 55

Office Street Address: RFD #1, Box 3115
Stonington, ME 04681

Telephone No.: (207) 367-2681

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/operator of Burnt Cove Market, V&S Variety and the Galley (retail grocery stores) since 1971.

Education (degrees, schools, and dates):

University of Maine (B.S. in Accounting, 1971)

(F) Name: David N. Sleeper Age: 36

Office Street Address: 99 Lyndon Street
Caribou, ME 04736

Telephone No.: (207) 498-8181

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Manager, Joseph Sleeper & Sons, Inc. (retail convenience store, Caribou, Maine), since 1989.

Education (degrees, schools, and dates):

New Hampshire College (B.S. in Business Administration, 1989).

(G) Name: Frederick Crowe Age: 48

Office Street Address: P.O. Box 727
Princeton, ME 04668

Telephone No.: (207) 796-2147

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Currently part-owner of six full-service grocery stores in Maine. Have worked in various levels of responsibility in the grocery store industry since 1979.

Education (degrees, schools, and dates):

Woodland High School, Baileyville, Maine (graduated 1975).
U.S. Navy, 1975-1979, honorably discharged

(H) Name: Barry A. McCormick Age: 51

Office Street Address: McCormick's Thriftway
8 School Street
Unity, ME 04988

Home Address: 115 Fisher Road
Unity, ME 04999

Telephone Nos.: (207) 948-2731

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/operator of McCormick's Thriftway (retail grocery store, Unity, Maine) since 1997. Owner/operator of Brooks IGA (retail grocery store, Brooks, Maine) since 1989.

Education (degrees, schools, and dates):

Graduate Mount View High School 1971, Thorndike, Maine.
One year Atlantic Management – Retail Specialist Course.

(I) Name: Craig R. Burgess Age: 45

Office Street Address: 101 Centre Street
Bath, Maine 04530

Home Address: 87 Whiskeag Rd
Bath, Me 04530

Telephone Nos.: (207) 443-9554

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner & Operator of Burgess Computer Inc, Bath, Maine. Computer & Telephone Technology Solutions company with 23 staff. Owner & Operator of Anchor Tax & Accounting Inc.. Accounting & Bookkeeping firm providing tax preparation, bookkeeping and payroll services. Board Member & Treasurer of Catholic Charities of Maine. A statewide charity with over 400 employees and a gross annual budget of over $19M.Board Member and Founding Chairperson of Coastal Counties Workforce Development Board. Following Federal Workforce Investment Act Legislation(WIA), this organization oversees the development of the workforce in Maine's 6 coastal counties encompassing 6 Career Centers.

Education (degrees, schools, and dates):

BS, Electrical Engineering, University of Maine

(J) Name: Arthur C. Markos Age: 54

Office Street Address: Gardiner Savings Bank
P.O. Box 190
Gardiner, ME 04345

Home Address: 46 Mattson Heights
Gardiner, ME 04345

Telephone Nos.: (207) 582-5550

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

President of Gardiner Savings Bank Institution, Gardiner, Maine since 1983. Controller, Gardiner Savings Bank Institution, Gardiner, Maine from 1981-1983.

Education (degrees, schools, and dates):

1975 B.S. – University of Maine at Augusta, Augusta, Maine

(K) Name: Paul Trusiani Age: 71

Office Street Address: 58 Congress Street
Portland, ME 04101

Home Address: 25 Longwood Terrace
Portland, ME 04102

Telephone Nos.: (207) 772-3704

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/operator Paul's Food Centers, Inc. (Retail grocery/market, Portland, Maine) since 1975.

Education (degrees, schools, and dates):

University of Southern Maine (B.S. 1955, M.B.A. 1967)

35. *(a)* *Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?* [X] Yes [ ] No

Explain:

Prior to joining AG, Mr. Westort was employed by SuperValu, a competitor of AG, from 1985 to May 1998. Prior to joining AG, Mr. Cloutier was employed by

SuperValu, a competitor of AG, from 1978-1996 and by C&S Wholesale Grocers, a competitor of AG, from 1996-1999.

(b) *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.*

No such precautions have been taken. Management believes that, due to the passage of time since the employment of Mr. Westort and Mr. Cloutier by such other firms and the relatively low level of importance of trade secrets in the wholesale grocery supply business, such steps are not necessary.

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

Not applicable.

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

Not applicable.

(e) *If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or to a surviving spouse.*

The Company maintains a $100,000 key man life insurance policy on its Chief Executive Officer. The Company is the beneficiary under the policy.

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

None.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this

Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. *Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.*

Members of Associated Grocers must purchase membership interests designated as Class A Common Stock (one share required) and Class B Preferred Stock (two shares required) in order to get the benefit of membership in Associated Grocers. No holder owns more that one share of Class A Common Stock or two shares of Class B Preferred Stock.

38. *Number of shares beneficially owned by Officers and Directors as a group:*

Before offering:

Seven (7) shares of Class A Common Stock (plus 14 shares of Class B Preferred Stock)

(3.36% of total outstanding)

After offering: no change.

(*Assume all options exercised and all convertible securities converted.*)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) *If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.*

None of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

(b) *If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any of such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.*

The Company extends loans to qualified customers in order to provide assistance for the acquisition, expansion or improvement of retail grocery premises, which practice management believes is a valuable marketing and customer retention tool. The Company believes that such transactions are on terms no less favorable to the Company than would be obtained by unaffiliated third party lenders.

Pursuant to the program described in the preceding paragraph, the following corporations affiliated with Mr. Crowe have outstanding loans with an aggregate balance of $389,455 as of May 21, 2004, which bear an interest rates of prime plus 1% per annum and are scheduled to be repaid on or before October 8, 2008: Wheaton & McLaughlin, Inc.; Falls Retail, Inc.; Downeast Retail Corp.; Rake, Inc.; Coastal Retail, Inc.; and KARP, Inc.

Pursuant to the program described in the preceding paragraph, Mr. McCormick has an outstanding loan with a balance of $48,629 as of May 21, 2004, which bears an interest rate of prime plus 1% per annum and is scheduled to be repaid on or before May 15, 2007.

Pursuant to the program described in the preceding paragraph, Mr. Beaupre has an outstanding loan with a balance of $16,940 as of May 21, 2004, which bears an interest rate of prime plus 1% per annum and is scheduled to be repaid on or before February 6, 2007.

The Company has, and will maintain, at least two directors who are not (and have not been, for at least two years) employees or officers of the Company or its affiliates, and who do not have any material business relationship with the Company or its affiliates. Any such loans to, or transactions with, officers, directors or employees of the Company or its affiliates have been (and shall be) approved by a majority of the Company's independent directors who have no interest in such transactions, who have had (and will have), at the Company's expense, access to Company counsel in connection with such transactions.

In addition, the Company regularly sells products to directors who (directly or through entities owned by them) are engaged in the retail grocery business. Such transactions are on the same terms as those extended to the Company's shareholder/members generally.

(c) *If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.*

None.

40. *(a)* *List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:*

		Cash	Other
	Chief Executive Officer	$142,454	$0
	Chief Financial Officer	93,570	
	Key Personnel: Michael LeBlanc	76,288	$0
Total:		$312,312	$0
	Directors as a group (number of persons: 14)	$64,000	$0

(b) *If remuneration is expected to change or has been unpaid in prior years, explain:*

Remuneration has not been unpaid in prior years and is not expected to change next year.

(c) *If any employment agreements exist or are contemplated, describe:*

On February 18, 2003, the Company entered into an Employment Agreement with Mr. Westort, which, as renewed, expires on March 30, 2006. Pursuant to that agreement Mr. Westort is entitled to receive an annual 'Base Salary' of $133,250 and 'Annual Bonus' of five percent of net income. There is a 'Change of Control' provision in the agreement that entitles Mr. Westort to receive additional compensation upon the occurrence of certain events evidencing a change in control of the Company; such additional compensation would equal the positive difference, if any, between (i) the sum of Mr. Westort's Base Salary, Annual Bonus and the value of the benefits payable to Mr. Westort in connection with his employment over the eighteen months following the change in control, and (ii) the sum of the annual compensation received by Mr. Westort and the value of the benefits received by Mr. Westort from his employer (whether a successor to the Corporation or a third party) during the eighteen months following such change in control. In the event of his death the estate of Mr. Westort is entitled to receive eighteen months of 'Base Salary' as defined in the agreement.

41. (a) *Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:* Not applicable. *(0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholder/members. State the expiration dates, exercise prices and other basic terms for these securities:*

Not applicable.

(b) *Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:* Not applicable.

(c) *Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholder/members.*

42. *If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:*

No such arrangements are in place.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. *Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.*

The Company learned in 1997 that soil and groundwater petroleum contamination occurred at property owned by its wholly-owned subsidiary, A. G. Development Corp., in Corinth, Maine, due to leakage of underground storage tanks prior to their removal in 1986. The Company expended over $65,000 on testing and remediation with respect to this contamination between such time and May 1999, when the property was sold to a third party unrelated to the Company.

A. G. Development Corp. received reimbursement from the Maine Department of Environmental Protection ("Maine DEP") pursuant to Maine law for certain of these expenses totaling approximately $61,000. Through the Maine state Groundwater Fund, expenses for the cleanup of the contaminated site in the amount of $450,522.61 were paid. The Groundwater Fund will also cover any future expenses, up to an aggregate of $1,000,000.

On April 12, 2004, the Maine DEP notified the Company that the site had been cleaned up in a manner satisfactory to Maine DEP's remediation guidelines, and although no release was granted as to future liability, Maine DEP stated that based upon current site conditions, the Maine DEP did not plan to require any further remedial action.

Under Maine law, claims for damages by third parties would need to be filed within two years of discovery of injury due to the contamination, unless such third party can show just cause for the delay in filing such claim. No third party claims have been filed, other than one in the amount of $34,900, and the Company does not know of any potential third party claims which have not yet been filed. Maine DEP has also considered assessing fines against the Company for allegedly not reporting the contamination of the site in 1986 upon the removal of the underground storage tanks. The Company believes that proper notification of the

contamination was provided in a timely manner, and that fines would be inappropriate. The Maine DEP has taken no action regarding fines, nor communicated with the Company regarding any potential fines, since 1999, and the Company believes that any fines, if assessed, would not have a material adverse effect on the Company's financial condition or operations.

In addition, management learned in September 2003 that the Company might have engaged in substantial sales of its securities without registration under federal securities laws or an available exemption from such requirements. In an effort to remedy any claims for such possible violations, pursuant to this Form 1-A, the Company is offering to holders of such securities purchased between March 28, 2003 and September 16, 2003 the right to rescind any such transactions. The effect of a rescission offer on the potential liability of the Company under federal law is uncertain, however, and it is possible that rescission offerees might retain the ability to file suit at a later date. Under Federal law, any such claim would need to be filed within one year of the date of the alleged violation. No litigation or administrative actions have been commenced or threatened with respect to this matter; however, there can be no assurance that such actions will not be taken against the Company in the future until such statute of limitations has run.

In addition, the Securities are being issued in reliance upon an exemption from the registration requirement imposed by § 5 of the Securities Act of 1933 (the "'33 Act") pursuant to 17 C.F.R. §§ 230.251 *et seq.* ("Regulation A"). Regulation A requires that the sum of all consideration to be received for the securities offered thereunder not exceed $5 million in the aggregate, minus any previous sales in any offering integrated with the current offering. Offerings which occur within six months of the start of a particular offering under Regulation A are more likely to be integrated with that Regulation A offering. If the offering of the Securities were to be integrated with a previous offering made in reliance on Regulation A by the Company, this could lead to purchasers of the Securities having a right to rescind such purchase upon demand, and might lead to adverse action by the SEC or other Federal regulatory agencies. On September 16, 2003, the Company made its last sale under a previous offering in reliance on Regulation A; as of the same date, all persons who were eligible to purchase such securities were informed by the Company that no further securities sales would be made. The Company assumed that the previous offering terminated on that date. Other than having the Form 1/A for such previous offering continue to be qualified and on file at the SEC until March 24, 2004, the Company has taken no actions which could be construed as an offer to sell, or a solicitation of an offer to buy, securities as defined under the '33 Act since that date. However, an argument could be made that (i) the previous offering in reliance on Regulation A continued until March 24, 2004, and (ii) that the previous offering should be integrated with the current offering.

Because the Securities are subject to repayment by the Company upon demand by the holder thereof, the Company does not believe that the risk of integration and its consequences pose any significant incremental risk to the Company. However, should the current offering be integrated with the previous offering, the Company might be found to have engaged in the sale of securities without registration under the federal securities laws, which might lead to the assessment of fines or other penalties against the Company. To the knowledge of the Company, neither the SEC nor any other regulatory agency has taken any action against the Company with respect to this matter; however, there can be no assurance that such actions will not be taken against the Company in the future.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or any description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable—the Company is not an S corporation.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

The Company does not believe that such factors exist.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Not applicable—the Company showed a profit during the 2003-04 fiscal year.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Despite the retail grocery industry's trend toward consolidation, whereby the independent grocer has been perceived to be a weaker player, in Maine, New Hampshire and Vermont as well as parts of Massachusetts, the Company has been able to maintain its membership base, as the sales volume that is available from the largely smaller and/or rural customers served by the Company is not substantial enough to be attractive and economically feasible for the large supermarket chains. Management believes that, due to the relative lack of concentrated population centers in Maine, New Hampshire, Vermont and portions of Northern Massachusetts, the supermarket chains are not focused on growth in underdeveloped areas in the region. Consequently, the marketplace for the independent retailer, the Company's pricing customer, in northern New England continues, in management's opinion, to be viable. Continued improvements in regional economic conditions appear favorable for independent retail grocers and, therefore, would seem to favor the growth and expansion of the Company's business.

The changes in the regional market for wholesale grocery products created by SuperValu's withdrawal from the New England market and transfer of its business to C&S Grocers of Brattleboro, Vermont as part of an asset swap in the Fall of 2003 has created growth opportunities for the Company. After this transaction, C&S Grocers closed three warehouses formerly operated by SuperValu and is servicing its customers from warehouses located in Vermont and New York. C&S's core business is not similar to the business it acquired as part of the swap, and management believes that C&S has not traditionally provided the level of value-added services that the former SuperValu customers expect from their supplier. Management believes that these factors allowed the Company to successfully attract four retail grocery outlets away from C&S in Fiscal 2004, which accounts are expected to generate approximately $3,000,000 in sales per year. Although such evaluations are necessarily subjective and subject to change, management believes that the Company will attract additional C&S customers, generating at least a similar level of revenue, in Fiscal 2005. These factors favor the Company's efforts to find new members and new customers for its products. In addition, as part of its efforts to recruit new members and new customers, the Company has developed a list of attractive locations for new retail food stores based on the observations and opinions of management. The Company intends to subsidize the performance of third party market analyses on such locations, and if favorable to the establishment of a new retail food outlet, the Company intends to work with potential retailers to develop the property (at the retailers' expense), on the condition that such retailer commits to becoming a member and customer of the Company.

Despite these efforts, however, management believes that the acquisition of new accounts and higher levels of purchases by existing clients in coming years will largely, though not entirely, be offset by (i) lower overall prices for the products sold by the Company, particularly for certain commodities such as milk and cigarettes, and (ii) continued loss of retail accounts due to competition and attrition.

Four Month Period ended July 16, 2004 Compared to Four-Month Period ended July 18, 2003. For the 4 months ended July 16, 2004, Company sales were .68% less than the prior year 4 months ended July 18, 2003. The Company had pre-tax income in the 4 months ending July 16, 2004 of $350,102 as compared to $333,208 in 2003.

Sales for the 4 months ended July 16, 2004 of $41,876,034 represent a decrease of $285,146 from prior year 4 months. Management believes that this decrease is largely the result of poor weather conditions during the period in question, which reduced the number and duration of tourist visits to Maine, New Hampshire and Vermont. This, in turn, led to reduced demand for groceries and other products sold by the Company. As discussed in Section 3(e) hereof, the Company's business has traditionally been cyclical and dependent upon tourism, and the decrease in sales during this period is viewed by management as a temporary result of this dependence.

Gross profit increased to 7.71% of sales in the four month period ending July 16, 2004 from 7.27% in the same period in 2003. Profits in most product categories improved in the four month period ending July 16, 2004 as a result of higher allowance retention through improved buying practices.

Other Operating Income, consisting of service charges, commission income, advertising, central billing and rental income for 2004 was $14,633 less than the same period in the prior year. For the period ended July 16, 2004, these items amounted to 3.52% of sales, versus 3.53% for the period ended July 18, 2003.

Total operating expenses of $4,192,977 for the period ended July 16, 2004 were 10.01% of sales, as compared to 9.58% in 2003. Labor expense increased in 2004 to 2.95% of total sales, up from 2.86% for the prior year. This was a direct result of the Company having committed to staffing levels appropriate to an expected increase of 3% in overall sales over the same period last year, but due to the cold and rainy summer we experienced and the resulting lower sales, the wage and benefit costs, and labor expenses in general, increased as a percentage of sales. Under the new union contract, increases in labor expense will be limited by a cap on increases in costs for wages and benefits of 4% per year in each year of the five year contract. Administrative expenses of 5.09% for the four year period ending July 16, 2004 represent a .27% increase over the same period last year, a percentage increase due to the reduction in sales as well as due to a ten percent increase in the cost of insurance and an increase of legal and auditing fees resulting from additional SEC filings.

Interest expense was reduced during the four month period ending July 16, 2004 by $21,269 as a result of not allowing excess capital deposits to be made in the period after September 16, 2003, thus increasing use of the Company's line of credit at a lower interest rate (averaging 3.09% versus 5.06% for excess deposits).

Pre-tax income amounted to $350,102 for the four month period ending July 16, 2004, as compared to $333,208 in the same period last year. The major

contributors to the increase in the four month period ended July 16, 2004 were the increase in Gross Margin and the reduction in interest expense described above.

Fiscal Year Ended March 26, 2004 Compared to Fiscal Year Ended March 28, 2003. For the fiscal year ended March 26, 2004, Company sales were .90% less than the prior year ended March 28, 2003. The Company had a net income in fiscal 2004 of $183,853 as compared to $127,307 in fiscal 2003.

Sales for the year ended March 26, 2004 of $130,811,985 represent a decrease of $1,183,811 from prior year. The decrease can be attributed to a number of factors. For all of fiscal 2004 Phillip Morris provided discounts of up to 23% of cost on key items (including cigarettes), which discounts, in turn, were passed along to our customers. The loss of three retail accounts during the year also had a negative impact on total sales, although the accounts, in the aggregate, had accounted for less than .5% of sales in previous years. These factors more than offset any increases from new account sales or expansions, although they were partially offset by higher prices for beef and pork products, meaning that the total dollar value of sales increased on similar volume of goods sold. Commodity prices in the beef and pork markets have risen in the first months of fiscal 2004, and management expects that prices will either continue to rise or stabilize at current levels, while prices for milk and cigarettes have remained largely flat.

Gross profit increased to 6.89% of sales in 2004 from 6.75% in 2003. The total amount of gross profit dollars increased despite the decrease in sales. Profits in most product categories of Dairy and Meat improved in 2004 as a result of higher prices in the cheese and beef commodity markets.

Other operating income, consisting of service charges, commission income, advertising, central billing and backhaul income for fiscal 2004 was $235,821, or 4.24% lower, than prior year. For the year ended March 26, 2004, these items amounted to 4.07% of sales versus 4.21% for the year ended March 28, 2003. The dollar decrease in service fees and central billing was a result of this sales decrease.

Total operating expenses of $13,540,016 for the year ended March 26, 2004 were 10.35% of sales, as compared to 10.28% in fiscal 2003. Labor expense decreased in 2004 to 2.20% of total sales, down from 2.25% for the prior year, as a direct result of increased labor efficiency. Under the union contract, increases in labor expense will be limited by a cap on increases in costs for wages and benefits of 4% per year in each year of the five year contract. Administrative expenses of 6.48% for the current year represent a .06% increase over fiscal 2003, a percentage increase due to the reduction in sales as well as certain one-time costs relating to a required securities filings and strategic consulting services. In addition, $47,000 was recognized from a reduction in the allowance for doubtful accounts for 2003.

Interest expense in fiscal 2004 saw a reduction of total expenses due to the relatively low borrowing rate on the Company's line of credit and the suspension of the Company's sales of Excess capital deposits paying a relatively higher rate of interest, pending registration with the Securities and Exchange Commission. The average rate the Company paid on its line of credit with Fleet Bank was 3.10%, as

compared to prior year of 5.54%. The average rate paid on the Excess and on required capital deposits by members decreased from fiscal 2003's 4.875% to 4.50% in fiscal 2004. The total interest paid on short term borrowing for fiscal 2004 was $181,182 versus $236,986 in the prior year. The interest paid to members for Excess and required capital deposits was $344,571 in 2004 as compared to $414,990 in 2003.

Pre-tax income amounted to $310,753 in fiscal 2004, as compared to $238,937 in fiscal 2003. The major contributors to the increase in fiscal 2004 were the ability of the company to secure some increases in prices charged to its members for some goods and the lower than expected interest expense for the year.

Fiscal Year Ended March 28, 2003 Compared to Fiscal Year Ended March 29, 2002. For the fiscal year ended March 28, 2003, Company sales were 3.88% less than the prior year ended March 29, 2002. The Company had a net income in fiscal 2003 of $127,307 as compared to $240,629 in fiscal 2002.

Sales for the year ended March 28, 2003 of $132,124,796 represent a decrease of $5,332,365 from prior year. The decrease can be attributed to a number of factors. Price declines in the beef, pork and milk commodity markets were reflected in lower wholesale prices, meaning that the total dollar value of sales decreased on similar volume of goods sold. Similarly, for the last six months of the fiscal year Phillip Morris provided discounts of up to 23% of cost on key items, which discounts, in turn, were passed along to our customers. The loss of two retail accounts during the year also had a negative impact on sales, although the accounts, in the aggregate, had accounted for less than 1% of sales in previous years. These factors more than offset any increases from new account sales or expansions. Commodity prices in the beef and pork markets have risen in the first months of fiscal 2004, and management expects that prices will either continue to rise or stabilize at current levels, while prices for milk and cigarettes have remained largely flat.

Gross profit increased to 6.84% of sales in 2003 from 6.58% in 2002. The total amount of Gross Profit was unchanged due to the decrease in sales. Profits in most product categories improved in 2003 as a result of higher allowance retention through improved buying practices.

Other Operating Income, consisting of service charges, commission income, advertising, central billing and rental income for fiscal 2003 was $160,194, or .23% higher, than prior year. For the year ended March 28, 2003, these items amounted to 4.10% of sales versus 3.87% for the year ended March 29, 2002. The increase is due to management efforts to increase all sources of income as the opportunities arise.

Total operating expenses of $13,586,316 for the year ended March 28, 2003 were 10.28% of sales, as compared to 9.75% in fiscal 2002. Labor expense increased in 2003 to 2.25% of total sales, up from 2.04% for the prior year, as a direct result of increased labor inefficiency due to low morale among warehouse and delivery personnel during prolonged negotiations for a new five year union

contract, which was signed in September, 2002. Under the new union contract, increases in labor expense will be limited by a cap on increases in costs for wages and benefits of 4% per year in each year of the five year contract. Administrative expenses of 6.40% for the current year represent a .30% increase over fiscal 2002, a percentage increase due to the reduction in sales as well as due to a twenty percent increase in the cost of insurance. Management also reduced the number of administrative positions in fiscal 2003 to control expenses. In addition, $47,000 was recognized from a reduction in the allowance for doubtful accounts for 2003.

Interest expense had remained stable for the years of 1997 to 2001 at $885,935, $894,592, $895,327, $883,713, and $907,992, respectively, while the portion paid to holders of the variable rate subordinated debt securities (as contrasted to other lenders) has increased in each of the last four years. In fiscal 2002 the total interest expensed was $672,651. This dramatic decrease with regard to previous years was due to lower interest rates paid on company obligations, as evidenced by the prime interest rate dropping from a high of 9.50% at the beginning of fiscal 2000 to a low of 4.75% at year end. This trend of decreasing interest rates continued in 2003 and the year ended with an interest expense of $651,976. The average rate paid on the Variable Rate Subordinated Debt Securities decreased from 5.38% to 4.875% in fiscal 2003.

Pre-tax income amounted to $238,937 in fiscal 2003, as compared to $360,291 in fiscal 2002. The major contributors to the decrease in fiscal 2003 were the 3.88% decrease in the cash value of sales and the increase in labor expenses described above.

Fiscal Year Ended March 29, 2002 Compared to Fiscal Year Ended March 30, 2001. For the fiscal year ended March 29, 2002, Company sales were greater than the prior year ended March 30, 2001 by 4.47%. Net income was $240,629 in fiscal 2002 as compared to $126,856 in fiscal 2001.

Sales for the year ended March 29, 2002 of $137,457,161 represented an increase of $5,877,776 over prior year. The increase of 4.47% was the result of the addition of several large retail accounts, an increase in same - store sales and expansion into other marketing territories.

Sales- related income items of gross profit, service charge, advertising and central billing for fiscal 2002 were up by $294,624, an increase of 2.09% over the prior fiscal year. For the year ended March 29, 2002, these items amounted to 10.45% of sales versus 10.67% for the year ended March 30, 2001. The decrease in percent was due to a shift in the sales mix; increased cigarette sales (which are not compensated on fee) reduced the service fee revenue as a percentage of sales by 23 basis points.

Total operating expenses of $13,391,828 for the year ended March 29, 2002 were 9.75% of sales, as compared to 9.83% in fiscal 2001. In Fiscal 2002 labor expenses as a percentage of total sales dropped to 2.04%, versus 2.17% in Fiscal 2001, as a result of a full year of increased efficiency in the warehouse management system. Administrative expenses rose over the prior year from 6.18%

to 6.29%. Besides normal wage increases, the cost of insurance benefits for employees increased 20%, and bad debt expenses were higher than prior year by $100,000 due to the reduction of the bad debt reserve in fiscal 2001 by that same amount.

Interest expense had remained stable for the previous five years at $907,992, $883,713, $895,327, $894,592 and $885,935 for the years 2001, 2000, 1999, 1998, and 1997, respectively, while the portion paid to holders of the Securities and holders of required capital deposits (Factor) (as contrasted to other lenders) increased in each of the previous four years. In fiscal 2002 the total interest expensed was $672,651. This dramatic decrease with regard to previous years was due to lower interest rates on company obligations, as evidenced by the prime interest rate dropping from a high of 9.50% in fiscal 2000 to a low of 4.75% in fiscal 2002. The average rate paid on the Securities and required capital deposits (Factor) decreased from 7.25% to 5.38% in fiscal 2002.

Pre-tax income amounted to $360,291 in fiscal 2002, compared to $275,838 in fiscal 2001. The major contributors to this increase in fiscal 2002 were the 4.47% increase in sales, the increased warehouse productivity from the warehouse management system, and the interest savings related to the decrease in the prime rate.

Fiscal Year Ended March 30, 2001 Compared to Fiscal Year Ended March 31, 2000. For the fiscal year ended March 30, 2001, Company sales were less than those for the prior year ended March 31, 2000 by 21.37%. Net income was $126,856 in fiscal 2001 as compared to a loss of ($183,930) in fiscal 2000.

Sales for the year of $131,579,385 represented a decrease of $35,761,831 from the prior year. During the last month of Fiscal 2000 the Company lost its biggest customer (Irving Oil), which equated to 18% of revenue or nearly $30,100,000 of sales. Also, the Company had a 53 week year during fiscal 2000 in which another $3,200,000 of sales had inflated fiscal 2000 versus fiscal 2001.

Sales related income items of gross profit, service charge, advertising and central billing for fiscal 2001 were $2,533,114 or 15.27% less than the prior year. For the year ended March 30, 2001, these items amounted to 10.68% of sales versus 9.91% for the year ended March 31, 2000. Although the lost Irving sales meant less gross profit dollars, the Company's actual gross profit percentage increased due to the fact that most of the Irving business was non-service fee related. (The decrease in sales made the Company unable to take advantage of volume discounts and allowances, as reflected in a current gross profit margin of 6.62% of sales as compared to 6.76% in the prior year. However, service fee charges went from 2.28% in fiscal 2000 to 2.86% in the current year.)

Total operating expenses of $12,943,650 for the year ended March 30, 2001 were 9.83% of sales, as compared to 9.59% in fiscal 2000. From fiscal 1996 through fiscal 2001, the Company had operating expenses ranging from a high of 9.83% of sales to a low of 9.07% of sales. Direct labor expense has increased steadily over the period from 1.90% of total sales in 1996 to 2.17% in 2001 as a

result of contractual increases to union employees and the implementation of a warehouse management system in fiscal 2000 that far exceeded budgeted direct labor costs due to additional training needs. Administrative and retail costs rose over the previous last years but at a lower rate than revenues. In 1996, administrative and retail costs were 6.22% of sales; in 1999, they were 5.90% of sales. But in fiscal 2000 those costs, although less in dollars because of layoffs resulting from the loss of the Irving account, represented a higher percentage of Company sales due to a 21% drop in sales.

The decrease in interest income to $28,678 in fiscal 2001 from $43,100 in 2000 was due to a reduction in Notes Receivable due from Members.

There was a gain of $29,417 on the sale of property in 2001 as compared to a loss of $96,181 in 2000. The Company recognized a one-time charge for the sale of two former retail sites in 2000.

Interest expense remained stable for the previous five years at $907,992, $883,713, $895,327, $894,592 and $885,935 for the years 2001, 2000, 1999, 1998, and 1997, respectively, while the portion paid to members (as contrasted to other lenders) increased in each of the previous four years. Short-term borrowing decreased in fiscal 2001 due to the loss of our largest customer (which carried a substantial accounts receivable balance) and an increase in capital deposits of $34,981.

Pre-tax income amounted to $275,838 in fiscal 2001 compared to a loss of ($348,476) in fiscal 2000. The major contributors to this loss in fiscal 2000 were Y2K conversion and the new warehouse management system.

49. *If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:* 6.89%.

What is the anticipated gross margin for next year of operations? Approximately 6.89%.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The most recent Distributor Productivity and Financial Report prepared by Food Distributors International (2002) showed an average gross margin in 2001 for wholesalers with net sales of under $600 million and 9.6%; the average gross margin of all North American Wholesale Grocers Association members in 2001 was 10%.

50. *Foreign sales as a percent of total sales for last fiscal year:* 0%. *Domestic government sales as a percent of total domestic sales for last fiscal year:* 0%.
Explain the nature of these sales, including any anticipated changes:

Not applicable.

PART F/S

Attach:

1. Consolidated Balance Sheets as of the end of last two fiscal years (audited).

2. Consolidated Statements of Income and Comprehensive Income, Cash Flows and Stockholders' Equity for each of the last 2 fiscal years.

3. Consolidated Balance Sheets as of July 16, 2004 and July 18, 2003 (unaudited) and Consolidated Statements of Income, and Cash Flows for the periods ended July 16, 2004 and July 18, 2003 (unaudited).

Associated Grocers of Maine, Inc.

Notes to the Consolidated Financial Statements

July 16, 2004 and July 18, 2003

Note 1 — Basis of Presentation

The following unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company has not changed its significant accounting and reporting policies from those disclosed in our March 26, 2004 financial statements. There have been no significant changes in the methods or assumptions used in the accounting policies which require material estimates and assumptions.

In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the unaudited consolidated financial statements have been included herein. The results of operations for the four months ended July 16, 2004 are not necessarily indicative of the results that may be expected for any other interim period or the entire fiscal year. All significant intercompany balances and transactions have been eliminated in the accompanying unaudited consolidated financial statements.

The unaudited financial statements should be read in conjunction with the financial statements for the fiscal year ended March 26, 2004.

ASSOCIATED GROCERS OF MAINE, INC.
CONSOLIDATED BALANCE SHEET
As of July 16, 2004 and July 18, 2003

	July 16, 2004	July 18, 2003
CURRENT ASSETS:		
Cash	253,937	175,464
Accounts Receivable	7,020,354	7,015,252
Notes Receivable Members - CP	286,502	263,716
Inventories	7,902,326	7,882,938
Prepaid Expenses	491,085	191,612
Deferred Taxes	359,700	286,000
Total Current Assets	16,313,904	15,814,982
PROPERTY AND EQUIPMENT:		
Land & Improvements	669,774	638,827
Buildings	6,468,469	6,452,459
Vehicles	758,219	667,129
Equipment	7,216,803	7,064,866
Total Property and Equipment	15,113,265	14,823,281
Accumulated Depreciation	(9,890,608)	(9,147,106)
Net Property and Equipment	5,222,658	5,676,175
OTHER ASSETS:		
Notes Receivable Members	772,419	619,756
Investments - Other	309,218	279,218
Unamortized Expenses	7,032	12,219
Total Other Assets	1,088,669	911,193
TOTAL ASSETS	**22,625,231**	**22,402,350**

ASSOCIATED GROCERS OF MAINE, INC.
CONSOLIDATED BALANCE SHEET
As of July 16, 2004 and July 18, 2003

	July 16, 2004	July 18, 2003
CURRENT LIABILITIES:		
Notes Payable	5,380,354	3,570,003
Accounts Payable - Trade	5,815,098	6,291,665
Accrued Expenses	757,475	969,881
Total Current Liabilities	11,952,927	10,831,549
LONG-TERM LIABILITIES	978,130	936,380
Deferred taxes		
CAPITAL DEPOSITS	6,672,669	7,819,130
STOCKHOLDERS EQUITY:		
Common Stock	364,500	360,000
Paid-In Capital	232,594	229,513
Preferred Stock	982,500	980,000
Preferred Stock Subscribed	225,000	220,000
Subscriptions Receivable - Pref. Stock	(225,000)	(220,000)
Retained Earnings	1,219,398	1,035,546
Current Year Earnings	222,513	210,232
Total Equity	3,021,505	2,815,291
TOTAL LIABILITIES AND EQUITY	**22,625,231**	**22,402,350**

ASSOCIATED GROCERS OF MAINE, INC.
Consolidated Income Statement
For the Four Periods Ended

		July 16, 2004	% of Sales		July 18, 2003	% of Sales
Sales	$	41,876,034	100.00%	$	42,161,180	100.00%
Cost of Sales		38,985,420	93.10%		39,480,330	93.64%
Vendor Discounts		336,668	0.80%		383,016	0.91%
Net Cost of Sales	$	38,648,752	92.29%	$	39,097,314	92.73%
Gross Profit	$	3,227,282	7.71%	$	3,063,866	7.27%
Other Revenues:						
Interest Income	$	17,248	0.04%	$	13,641	0.03%
Advert. Income		254,777	0.61%		243,112	0.58%
Service Charges		841,710	2.01%		857,192	2.03%
Miscellaneous		281,429	0.67%		297,453	0.71%
Commission Income		79,293	0.19%		77,692	0.18%
Total Other Revenues	$	1,474,457	3.52%	$	1,489,090	3.53%
Operating Expenses:						
Labor-Whse.&Trans.	$	1,235,658	2.95%	$	1,203,837	2.86%
Trucks & Trailers		352,337	0.84%		328,855	0.78%
Warehouse		243,347	0.58%		243,511	0.58%
Depreciation		228,703	0.55%		232,821	0.55%
Administrative		2,132,932	5.09%		2,030,794	4.82%
Total Operating Exp.	$	4,192,977	10.01%	$	4,039,818	9.58%
Operating Inc./(loss)	$	508,763	1.21%	$	513,138	1.22%
Interest Expense	$	158,661	0.38%	$	179,930	0.43%
Net Pre-Tax Earnings	$	350,102	0.84%	$	333,208	0.79%
Income Tax Expense	$	127,589	0.30%	$	122,976	0.29%
Net Earnings	$	222,513	0.53%	$	210,232	0.50%

ASSOCIATED GROCERS OF MAINE, INC.
Consolidated Cash Flows
For the Four Periods Ended

	July 16, 2004	July 18, 2003
Cash flows from operating:		
Net Income	222,513	210,232
Adjustments to reconcile		
to net cash (used) provided by operating		
Depreciation	226,923	226,923
Amortization	1,780	1,780
Deferred Taxes	(39,104)	-
(Increase) decrease in operating assets		
Trade AR	(1,885,166)	(2,297,049)
Inventory	(1,176,254)	(731,411)
Inventory Supplies	106,713	109,288
Prepaids	(114,304)	170,995
Other Assets		
Income taxes refundable	(34,185)	39,680
Increase (decrease) in operating liabilities		
Accounts payable	2,779,818	2,804,164
Accrued expenses	(290,726)	(103,425)
Net cash provided (used) by operating	(171,992)	431,177
Cash flows from investing		
Disbursements on notes receivable		
Principal payments on notes receivable	51,340	8,912
Purchase of property	(111,408)	(121,411)
Net cash used by investing	(90,068)	(112,499)
Cash flows from financing		
Net borrowings (payments) under LOC	365,885	98,635
Principal payments on LTD	(12,472)	(13,501)
Proceeds from issuance of preferred stock	35,000	22,500
Proceeds from issuance of common stock	27,797	15,162
Redemption of preferred stock	(17,500)	(40,000)
Redemption of common stock	(15,168)	(25,270)
Deposits to capital deposits	258,787	1,288,565
Withdrawals from capital deposits	(300,658)	(1,602,220)
Dividends paid	-	(48,228)
Net cash provided (used) by financing	341,671	(304,357)
Net increase (decrease) in cash	79,611	14,321
Cash BOY	174,326	161,143
Cash EOY	253,937	175,464

PART III—EXHIBITS

Item 1. Index to Exhibits

2. Charter and Bylaws:

(a) Articles of Incorporation of Associated Grocers of Maine, Inc., as amended to date.

(b) Bylaws of Associated Grocers of Maine, Inc., as amended to date

3. Instruments defining the rights of security holders:

(a) See items 2(a) and (b) above.

(b) Form of Rescission Letter to purchasers of Company securities between March 28, 2003 and September 16, 2003.

6. Material agreements to which Associated Grocers of Maine, Inc. is a party:

(a) Master Loan and Security Agreement with Fleet National Bank, dated as of May 12, 1998.

(i) First Amendment to Master Loan and Security Agreement, dated as of October 26, 2000.

(ii) Second Amendment to Master Loan and Security Agreement, dated as of October 24, 2002.

(b) Indenture and Loan Agreement with the City of Gardiner, Maine, dated as of May 7, 1985.

(i) Second Security Agreement with the City of Gardiner, Maine, dated as of May 7, 1985;

(ii) Second Mortgage with the City of Gardiner, Maine, dated as of May 7, 1985;

(iii) UDAG Grant Agreement between the City of Gardiner, Maine and the Secretary of Housing and Urban Development, dated December 3, 1984.

(c) Commercial Loan Agreements with the following parties:

(i) Wheaton & McLaughlin, Inc., d/b/a Princeton Food Mart, dated as of October 8, 2001;

(ii) Falls Retail, Inc., d/b/a Falls Market, dated as of October 8, 2001;

(iii) Downeast Retail Corp., d/b/a Elmer's Food Mart, dated as of October 8, 2001;

(iv) Rake, Inc., d/b/a Woodland Food Mart, dated as of October 8, 2001;

(v) Coastal Retail Corp., d/b/a Southwest Food Mart, dated as of October 8, 2001;

(vi) KARP, Inc., dated as of June 16, 2003;

(vii) The Umbrella Factory, dated as of January 20, 2004;

(viii) Williams Development, Inc., d/b/a The Main Street Market, dated as of February 21, 2003.

(d) Employment Agreement entered into with Michael E. Westort, dated as of February 18, 2003.

10(a). Consent of Baker Newman and Noyes LLC

11. Opinion of Pierce Atwood regarding legality of securities and other matters.

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on September 2, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By: [signature]
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

[signature]
Michael E. Westort, President and
Chief Executive Officer

[signature]
Ronald Cloutier, Chief Financial Officer

[signature]
Thomas Barber, Director

Craig Burgess, Director

Frederick Crowe, Director

[signature]
Barry McCormick, Director

Vernon Seile, Director

Paul Trusiani, Director

[signature]
John Beaupre, Director

Wayne Crandall, Director

Arthur Markos, Director

Charles O'Brien, Director

David Sleeper, Director

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on September 2, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:______________________________
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael E. Westort, President and
Chief Executive Officer

____
Ronald Cloutier, Chief Financial Officer

____
Thomas Barber, Director

____
John Beaupre, Director

____
Craig Burgess, Director

____
Wayne Crandall, Director

____
Frederick Crowe, Director

____
Arthur Markos, Director

____
Barry McCormick, Director

____
Charles O'Brien, Director

____
Vernon Seile, Director

____
David Sleeper, Director

____
Paul Trusiani, Director

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on September 2, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:______________________________
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael E. Westort, President and
Chief Executive Officer

____
Ronald Cloutier, Chief Financial Officer

Thomas Barber, Director

John Beaupre, Director

Craig Burgess, Director

Wayne Crandall, Director

Frederick Crowe, Director

Arthur Markos, Director

Barry McCormick, Director

Charles O'Brien, Director

Vernon Seile, Director

David Sleeper, Director

Paul Trusiani, Director

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on September 2, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:________________________________

Michael E. Westort, its President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____

Michael E. Westort, President and Chief Executive Officer

____

Ronald Cloutier, Chief Financial Officer

Thomas Barber, Director	John Beaupre, Director
Craig Burgess, Director	Wayne Crandall, Director
Frederick Crowe, Director	Arthur Markos, Director
Barry McCormick, Director	Charles O'Brien, Director
Vernon Seile, Director	David Sleeper, Director
Paul Trusiani, Director	

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on September 2, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:______________________________
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael E. Westort, President and
Chief Executive Officer

____
Ronald Cloutier, Chief Financial Officer

____
Thomas Barber, Director

____
John Beaupre, Director

____
Craig Burgess, Director

____
Wayne Crandall, Director

____
Frederick Crowe, Director

____
Arthur Markos, Director

____
Barry McCormick, Director

____
Charles O'Brien, Director

____
Vernon Seile, Director

____
David Sleeper, Director

____
Paul Trusiani, Director

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on September 2, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:________________________________
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael E. Westort, President and
Chief Executive Officer

____
Ronald Cloutier, Chief Financial Officer

Thomas Barber, Director	John Beaupre, Director
Craig Burgess, Director	Wayne Crandall, Director
Frederick Crowe, Director	Arthur Markos, Director
Barry McCormick, Director	Charles O'Brien, Director
Vernon Seile, Director	David Sleeper, Director
Paul Trusiani, Director	

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on September 2, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:______________________________

Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____

Michael E. Westort, President and
Chief Executive Officer

____

Ronald Cloutier, Chief Financial Officer

Thomas Barber, Director	John Beaupre, Director
Craig Burgess, Director	Wayne Crandall, Director
Frederick Crowe, Director	Arthur Markos, Director
Barry McCormick, Director	Charles O'Brien, Director
Vernon Seile, Director	David Sleeper, Director
Paul Trusiani, Director	

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on September 2, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:______________________________
Michael E. Westort, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael E. Westort, President and
Chief Executive Officer

____
Ronald Cloutier, Chief Financial Officer

Thomas Barber, Director	John Beaupre, Director
Craig Burgess, Director	Wayne Crandall, Director
Frederick Crowe, Director	Arthur Markos, Director
Barry McCormick, Director	Charles O'Brien, Director
Vernon Seile, Director	David Sleeper, Director
Paul Trusiani, Director	

Exhibit 3(b)

[Associated Grocers letterhead]

(FORM OF RESCISSION LETTER)

_____________, 2004

Dear **[name of member]**:

It appears that the sale to you of [_____] shares of Class A Voting Common Stock, [_____] shares of Class B Non-Voting Preferred Stock and [$_______] worth of "Excess" capital deposits (generally referred to as "Excess") (together, the "Instruments") by Associated Grocers of Maine, Inc. (hereinafter the "Company") during the period between March 28, 2003 and September 16, 2003, may have been made in the absence of compliance with the registration or exemption from registration provisions of the Securities Act of 1933, as a result of the Company mistakenly selling more than $5 million of Instruments pursuant to Regulation A promulgated thereunder. Since September 16, 2003, the Company has completed the required filings with the Securities and Exchange Commission regarding the Excess, and the required amendments to the terms of the Class A and Class B shares, necessary to engage in future offers and sales of the Instruments.

On the basis of the above, the Company has determined that it is necessary to, and does hereby, offer to (i) rescind the offer and sale of the Instruments to you; and (ii) refund to you the full amount paid for the Instruments plus interest at the rate of four and one-half percent (4½%), less the amount of any income received by you on such Instruments.

Should you decide to accept this offer of rescission, kindly sign and return the Rescission Offer Election Form attached to this letter indicating your acceptance. Upon receipt of the Rescission Offer Election Form marked to indicate acceptance of the rescission offer, the Company will refund the purchase price to you together with interest as computed above. The Company will also return to you any amounts held as "factor" capital deposits by the Company within four to six weeks after the date of receipt of your Rescission Offer Election Form marked to indicate acceptance of the rescission offer or the date of your last purchase from the Company, whichever is later.

If you decide not to accept this rescission offer, kindly sign and return your copy of the Rescission Offer Election Form indicating that you have declined this offer.

Should you decide to accept this offer of rescission, any amounts payable to you in connection therewith will be subject to offset and reduction to the extent of any accounts payable or other amount owed to the Company. In addition, a person exercising such right hereunder who wishes to rejoin the Company as a customer thereafter will be required to purchase the

required number of Class A and Class B shares and to make the required capital deposits with the Company that would be required of a new customer.

This offer shall remain open for thirty (30) days from the date you receive this letter. During such time, you may either accept or reject this offer. You may wish to confer with your attorney. If you fail to accept this offer in writing within such thirty (30) day period, your rights to sue under the federal securities laws with respect to any failure to register the Instruments by the Company or to file for an exemption therefrom, may be adversely affected or extinguished by such failure.

Please contact the undersigned at (207) 582-6500 if you have any questions.

Very truly yours,

ASSOCIATED GROCERS OF MAINE, INC.

By:____
Michael E. Westort, President

Rescission Offer Election Form:

______ I accept this rescission offer. Please refund to me the purchase price of the Instruments sold to me during the period between March 28, 2003 and September 16, 2003 which remain outstanding, plus interest, less income, if any.

______ I decline this rescission offer and will continue my investment. I understand that my right to sue under the federal securities laws, with respect to the Company's failure to register the Instruments or to file for an exemption from the registration requirement, may be adversely affected or extinguished as a result.

______________________________________ ____________________

(Investor's name and signature) (Date)

INDEPENDENT AUDITOR'S CONSENT

We consent to the use in the Offering Circular for the issuance of $5,000,000 Variable Rate Subordinated Debt Securities (Excess) pursuant to Regulation A under the Securities Act of 1933, as amended, of Associated Grocers of Maine, Inc. of our report, dated May 7, 2004, on the consolidated financial statements of Associated Grocers of Maine, Inc. and subsidiaries as of and for the years ended March 26, 2004 and March 28, 2003 appearing in the Offering Circular.

Baker Newman & Noyes

Limited Liability Company

Portland, Maine

September 1, 2004